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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-123505

This preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 7, 2006.

Prospectus Supplement to Prospectus dated April 4, 2005.

8,000,000 Shares

Asbury Automotive Group, Inc.

Common Stock

          All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. Asbury Automotive Group, Inc. ("Asbury") will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

          The common stock is listed on the New York Stock Exchange under the symbol "ABG". The last reported sale price of the common stock on September 6, 2006, was $20.73 per share.

          See "Risk Factors" on page S-8 of this prospectus supplement and page 2 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          To the extent that the underwriters sell more than 8,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,200,000 shares from certain selling stockholders at the initial price to public less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                    , 2006.

Goldman, Sachs & Co.

Deutsche Bank Securities

Wachovia Securities	Stephens Inc.

Prospectus Supplement dated                    , 2006.

MANUFACTURER DISCLAIMER

          No manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus supplement or the accompanying prospectus, the documents incorporated by reference herein or in the offering being made hereby. No manufacturer or distributor has been authorized to make any statements or representations in connection with this prospectus supplement or the accompanying prospectus, and no manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus supplement or the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

          This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus", we are referring to both parts combined, and when we refer to the "accompanying prospectus", we are referring to the base prospectus only.

          If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the applicable document, or that any information we have incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of shares. Our business, financial condition, results of operations and prospects may have changed since those dates.

          In this prospectus supplement, "we", "our", "us", and "Asbury" refer to Asbury Automotive Group, Inc.

BUSINESS

Our Company

          Asbury Automotive Group, Inc. is a national automotive retailer, operating 119 franchises (86 dealership locations) in 21 metropolitan markets within 10 states as of June 30, 2006. We offer an extensive range of automotive products and services, including new and used vehicles, vehicle maintenance, replacement parts, collision repair services, and financing, insurance and service contracts. We offer 33 domestic and foreign brands of new vehicles, including four heavy truck brands. We also operate 24 collision repair centers that serve our markets.

          Our retail network is organized into principally four regions and includes ten dealership groups, each marketed under different local brands: (i) Florida (comprising our Coggin dealerships, operating primarily in Jacksonville and Orlando, and our Courtesy dealerships operating in Tampa), (ii) West (comprising our McDavid dealerships operating throughout Texas and our Spirit dealership operating in Los Angeles, California), (iii) Mid-Atlantic (comprising our Crown dealerships operating in North Carolina, South Carolina and Southern Virginia) and (iv) South (comprising our Nalley dealerships operating in Atlanta, Georgia, and our North Point dealerships operating in Little Rock, Arkansas). Our Plaza dealerships operating in St. Louis, Missouri, our Gray Daniels dealerships operating in Jackson, Mississippi and our Northern California dealerships operating in Sacramento and Fresno, California remain standalone operations.

Our Strengths

          Our competitive strengths are as follows:

  Diverse Revenue and Profit Streams

          Our operations provide a diversified revenue base that we believe mitigates the impact of fluctuating new car sales volumes. While new vehicle sales draw customers to our dealerships, used vehicle retail sales, fixed operations and finance and insurance provide significantly higher profit margins, account for the majority of our profitability and tend to fluctuate less with economic cycles. Our finance and insurance business, substantially all of which is commission based, has no associated costs of goods sold and generated approximately 3% of our total revenues and 18% of our total gross profit for the year ended December 31, 2005, and for the six months ended June 30, 2006.

  •
  New Vehicle Sales.  Our franchises include a diverse portfolio of 33 American, European and Asian brands. In 2005, we retailed approximately 104,000 new vehicles through our dealerships, and in the six months ended June 30, 2006, we retailed approximately 53,000 new vehicles through our dealerships. New vehicle retail sales were approximately 59% of our total revenues and 28% of our total gross profit for the year ended December 31, 2005, and 57% of our total revenues and 27% of our total gross profit for the six months ended June 30, 2006. We believe that our diverse brand, product and price mix enables us to reduce our exposure to specific product supply shortages and changing customer preferences.

  •
  Used Vehicle Sales.  We sell used vehicles at all of our franchised dealership locations. Retail sales of used vehicles, which, in the aggregate, have higher gross margins than new vehicles, made up approximately 19% of our total revenues and 14% of our total gross profit for the year ended December 31, 2005, and 19% of our total revenues and 16% of our total gross profit for the six months ended June 30, 2006. In 2005, we retailed approximately 60,000 used vehicles through our dealerships, and in the first six months of 2006, we retailed approximately 32,000 used vehicles through our dealerships.

  •
  Parts, Service and Collision Repair.  We refer to the parts, service and collision repair area of our business as "fixed operations". We sell parts and provide maintenance and repair services at all of our franchised dealerships, primarily for the vehicle brands sold at those dealerships. In addition, we maintain 24 free-standing collision repair centers in close proximity to our dealerships. Our dealerships and collision repair centers collectively operate approximately 2,100 service bays. Parts, service and collision repair centers accounted for approximately 12% of our total revenues and 39% of our total gross profit as of December 31, 2005, and for the six months ended June 30, 2006.

  •
  Finance and Insurance.  We generally arrange for the financing of the sale or lease of new and used vehicles to customers through third party vendors. We arranged customer financing with no recourse to us on approximately 60% of the vehicles sold during the year ended December 31, 2005, and during the six months ended June 30, 2006. These transactions result in commissions being paid to us by the third party lenders, including manufacturer captive finance subsidiaries.

          Local Management of Dealership Operations and Centralized Administrative and Strategic Functions

          Our strategic direction, financial controls and capital expenditure plans are developed by our corporate office in conjunction with our regional management teams, which disseminate these strategies to our dealerships. Our regional offices are staffed with business line experts who leverage best practices and share ideas throughout the company. Dealership management is responsible for developing and maintaining all customer-facing activities, including customer relationships, inventory stocking plans, methods of advertising, the achievement of corporate directed financial and customer service objectives, and vehicle manufacturers' sales targets. Our dealership operations are complemented by centralized technology that allows corporate and regional management to have access to the financial information of each of our dealerships.

  Experienced and "Incentivized" Corporate and Dealership Management

          We have a corporate management team that has served in prominent leadership positions at other Fortune 500 companies. Furthermore, we believe that our leadership at the store level represents some of the best talent in the industry. We tie compensation of our senior dealership management to performance by relying upon an incentive-based pay system. We compensate our general managers based on dealership profitability, and our department managers and salespeople are similarly compensated based upon departmental profitability and individual performance.

  Commitment to Customer Service

          We are focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. We attempt to design our dealership service business to meet the needs of our customers and establish relationships that will result in both repeat business and additional business through customer referrals.

Business Strategy

  Focus on Premier Brand Mix, Strategic Markets and Diversification

          We classify our franchise sales lines into luxury, mid-line import, mid-line domestic, value, and heavy trucks. Luxury and mid-line imports together accounted for approximately 73% of our new retail vehicle revenues for the year ended December 31, 2005, and approximately 72% of our new retail vehicle revenues for the six months ended June 30, 2006, and comprise over half of our total franchises. Over the last 25 years, luxury and mid-line imports have gained market share at the expense of mid-line domestic brands.

          As of June 30, 2006, Asbury's geographic coverage encompassed 21 different metropolitan markets at 86 locations in 10 states. We believe that our broad geographic coverage, as well as diversification among manufacturers, decreases our exposure to regional economic downturns and manufacturer-specific risks such as warranty issues or production disruption.

  Focus on Higher Margin Products and Services

          While new vehicle sales draw customers to our dealerships, used vehicle retail sales, fixed operations and finance and insurance provide significantly higher profit margins and account for the majority of our profitability. In addition, we have discipline-specific executives at both the corporate and regional levels who focus on increasing the penetration of current services and expanding the breadth of our offerings to customers.

  Maintain Variable Cost Structure and Emphasize Expense Control

          We continually focus on controlling expenses and expanding margins at our dealerships. Our variable cost structure allows us to manage expenses in a variety of economic environments, as approximately 80% of our expense structure either is tied directly to the gross profit generated by the business (such as compensation for salespersons) or can be controlled by us (such as personnel costs, advertising, certain outside services, certain insurance and certain other expenses), which either adjusts or we adjust accordingly as the gross profit goes up or down.

  Focus on Organic Growth with a Prudent Acquisition Strategy

          The company was built by acquiring large, profitable and well-managed dealership groups with leading market positions. Since acquiring our last dealer group in 2000, we have focused on delivering industry-leading organic growth by disposing of dealerships that are not in our targeted markets and making "tuck-in" acquisitions in our targeted markets that meet our financial objectives and complement our current dealerships. We will continue to focus on this "tuck-in" acquisition strategy, as well as examine opportunities to acquire large dealership groups or enter new markets.

          Our principal executive offices are located at 622 Third Avenue, 37th Floor, New York, New York 10017. Our telephone number is (212) 885-2500. Information contained on our web site or that can be accessed through our web site is not incorporated by reference in this prospectus supplement or the accompanying prospectus. You should not consider information contained on our web site or that can be accessed through our web site to be part of this prospectus supplement or the accompanying prospectus.

RECENT DEVELOPMENTS

          On July 31, 2006, our board of directors approved a quarterly cash dividend of $0.20 per share. The cash dividend was paid on August 24, 2006, to stockholders of record as of August 11, 2006.

THE OFFERING

Common stock offered	8,000,000 shares by the selling stockholders.
Common stock outstanding as of September 6, 2006	33,325,047 shares.
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.
New York Stock Exchange symbol	ABG
Risk Factors
For a discussion of certain risks that should be considered in connection with an investment in our common stock, see the description of risks set forth or incorporated in "Risk Factors" in this prospectus supplement.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

          The summary below presents our consolidated financial information and should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus. The accompanying income statement data for the years ended December 31, 2005, 2004, and 2003, and for the six months ended June 30, 2005, has been reclassified to reflect the status of our discontinued operations as of June 30, 2006.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands, except per share data)
Income Statement Data:
Revenues:
New vehicle	$1,739,153	$1,643,577	$3,353,499	$3,037,806	$2,548,829
Used vehicle	742,667	668,872	1,349,037	1,181,839	1,047,836
Parts, service and collision repair	341,924	309,672	636,778	566,690	481,565
Finance and insurance, net	78,844	74,554	150,617	133,110	110,138

Total revenues	2,902,588	2,696,675	5,489,931	4,919,445	4,188,368

Cost of sales:
New vehicle	1,617,630	1,530,845	3,121,451	2,819,413	2,358,476
Used vehicle	675,102	610,233	1,229,613	1,083,116	956,728
Parts, service and collision repair	169,744	151,641	313,624	274,963	233,233

Total cost of sales	2,462,476	2,292,719	4,664,688	4,177,492	3,548,437

Gross profit	440,112	403,956	825,243	741,953	639,931
Operating expenses:
Selling, general and administrative	337,364	318,552	644,410	586,847	497,337
Depreciation and amortization	10,088	9,460	19,670	18,208	17,562

Income from operations	92,660	75,944	161,163	136,898	125,032

Other income (expense):
Floor plan interest expense	(20,401)	(13,988)	(28,717)	(19,214)	(14,594)
Other interest expense	(22,043)	(19,869)	(40,841)	(39,053)	(39,932)
Interest income	1,748	435	966	744	444
Other income, net	825	441	226	692	1,468

Total other expense, net	(39,871)	(32,981)	(68,366)	(56,831)	(52,614)

Income before income taxes	52,789	42,963	92,797	80,067	72,418
Income tax expense	19,796	16,111	34,744	29,848	27,519

Income from continuing operations	32,993	26,852	58,053	50,219	44,899
Discontinued operations, net of tax	(1,436)	(1,225)	3,028	(146)	(29,712)

Net income	$31,557	$25,627	$61,081	$50,073	$15,187

Earnings per common share — basic	$0.96	$0.79	$1.87	$1.54	$0.47

Earnings per common share — diluted	$0.94	$0.78	$1.86	$1.53	$0.46

Other Data:

New retail units sold	52,887	50,934	103,810	96,343	83,760

Used retail units sold	31,904	29,926	60,159	55,072	50,771

Balance Sheet Data:
Working Capital	$389,878	$285,816	$346,954	$295,496	$259,784
Inventories	779,817	722,160	709,791	761,557	650,397
Total current assets	1,230,970	1,115,149	1,185,180	1,143,006	1,041,542
Property and equipment, net	198,825	205,982	193,457	195,788	266,991
Goodwill	450,362	464,947	457,405	461,650	404,143
Total assets	1,974,287	1,888,499	1,930,800	1,897,959	1,814,279
Floor plan notes payable	657,328	613,137	614,382	650,948	602,167
Total current liabilities	841,092	829,333	838,226	847,510	781,758
Total debt (including current portion)	497,000	509,344	496,949	526,416	590,658
Total shareholders' equity	587,630	504,456	547,766	481,732	434,825

RISK FACTORS

          The risk factors discussed below and under the heading "Risk Factors" in the accompanying prospectus and incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, describe the material risks of an investment in the offered securities and should be carefully considered by all potential investors.

          We may not be able to pay or maintain dividends and the failure to do so could adversely affect our share price.

          On July 31, 2006, our board of directors approved a quarterly cash dividend of $0.20 per common share, or an aggregate of approximately $6.6 million. The cash dividend was paid on August 24, 2006, to stockholders of record as of August 11, 2006. These dividends may not be indicative of the amount of any future dividends. We intend to continue to pay regular quarterly dividends to our stockholders. Our ability to pay, maintain or expand cash dividends to our stockholders and to execute our dividend payment strategy is subject to the discretion of our board of directors and will depend on many factors, including, among other things, our ability to operate profitably, our earnings, capital requirements, general business conditions, our liquidity and other factors considered relevant by our board of directors. In addition, certain covenants in the agreements governing our Committed Credit Facility and the indentures governing our public debt restrict our ability to pay dividends. Furthermore, any new shares of common stock issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common or preferred stock that may be issued in the future to finance acquisitions, upon exercise of stock options or other equity incentives, would have a similar effect, and may hinder our ability to pay cash dividends. The failure to maintain or pay dividends could adversely affect our share price.

USE OF PROCEEDS

          All of the shares of our common stock offered by this prospectus supplement will be sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

          Our common stock is traded on the New York Stock Exchange under the symbol "ABG". The following table shows the high and low closing sales price per share of our common stock as reported by the New York Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2004
First Quarter	$19.35	$15.71
Second Quarter	17.36	13.31
Third Quarter	14.97	12.59
Fourth Quarter	14.10	12.87
Fiscal Year Ended December 31, 2005
First Quarter	$17.39	$13.86
Second Quarter	15.89	13.71
Third Quarter	18.00	15.33
Fourth Quarter	17.93	15.84
Fiscal Year Ending December 31, 2006
First Quarter	$20.32	$16.33
Second Quarter	21.71	18.45
Third Quarter (through September 6, 2006)	21.13	19.41

          On September 6, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $20.73 per share, and there were approximately twenty-four record holders of our common stock.

          On July 31, 2006, our board of directors approved a quarterly cash dividend of $0.20 per share. The cash dividend was paid on August 24, 2006, to stockholders of record as of August 11, 2006. Certain covenants in the agreements governing our Committed Credit Facility and the indentures governing our public debt prohibit us from declaring or paying cash dividends or other distributions to our stockholders if such covenants are not met. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on then applicable contractual restrictions contained in our financing credit facilities, indentures and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors. See also, "Risk Factors — We may not be able to pay or maintain dividends and the failure to do so could adversely affect our share price" on page S-8.

CAPITALIZATION

          The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2006. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and the related notes and the other financial information included or incorporated by reference in this prospectus.

As of June 30, 2006 (in thousands, except share and per share data)
Cash and cash equivalents	$89,097

Current maturities of long-term debt(1)	$26,257

Long-term debt	$470,743
Stockholders' equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized; no shares issued or outstanding	—
Common stock, par value $.01 per share, 90,000,000 shares authorized; 34,709,443 shares issued and outstanding, including shares held in treasury(2)	347
Additional paid-in capital	423,795
Retained earnings	180,543
Treasury stock, at cost; 1,586,587 shares held	(15,032)
Accumulated other comprehensive loss	(2,023)

Total stockholders' equity	587,630

Total capitalization	$1,058,373

(1)
Does not include floor plan notes payable of $657.3 million which reflect amounts payable for purchases of specific vehicle inventories.

(2)
The number of shares of common stock outstanding does not include an additional 2,636,362 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $15.46 per share or 2,213,540 shares of common stock reserved for future issuance under our stock option plans as of June 30, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following management's discussion and analysis of the financial condition and the results of operation of the company for the three and six months ended on June 30, 2006, reflects the discontinuance of certain operations subsequent to December 31, 2005 (which represents less than one percent of sales as originally reported for the year ended December 31, 2005), and, therefore, was not prepared on the same basis as the management's discussion and analysis for the year ended on December 31, 2005, contained in our annual report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference in this prospectus.

          We are one of the largest automotive retailers in the United States, operating 119 franchises (86 dealership locations) in 21 metropolitan markets within 10 states as of June 30, 2006. We offer 33 different brands of new vehicles, including four heavy truck brands. We also operate 24 collision repair centers that serve our markets.

          Our revenues are derived primarily from four offerings: (i) the sale of new vehicles to individual retail customers ("new retail") and the sale of new vehicles to commercial customers ("fleet") (the terms "new retail" and "fleet" being collectively referred to as "new"); (ii) the sale of used vehicles to individual retail customers ("used retail") and the sale of used vehicles to other dealers at auction ("wholesale") (the terms "used retail" and "wholesale" being collectively referred to as "used"); (iii) maintenance and collision repair services and the sale of automotive parts (collectively referred to as "fixed operations"); and (iv) the arrangement of vehicle financing and the sale of various insurance and warranty products (collectively referred to as "F&I"). We evaluate the results of our new and used vehicle sales based on unit volumes and gross profit per vehicle retailed ("PVR"), our fixed operations based on aggregate gross profit, and F&I based on gross profit PVR. We assess the organic growth of our revenue and gross profit by comparing the year-to-year results of stores that we have operated for at least twelve months ("same store").

          We have grown our business through the acquisition of large dealership groups and numerous "tuck-in" acquisitions. "Tuck-in" acquisitions refer to the purchase of dealerships in the market areas in which we have existing dealerships. We use "tuck-in" acquisitions to increase the number of vehicle brands we offer in a particular market area to create a larger gross profit base over which to spread overhead costs.

          Our retail network is currently organized into principally four regions and includes ten dealership groups, each marketed under different local brands: (i) Florida (comprising our Coggin dealerships, operating primarily in Jacksonville and Orlando, and our Courtesy dealerships operating in Tampa), (ii) West (comprising our McDavid dealerships operating throughout Texas and our Spirit dealership operating in Los Angeles, California), (iii) Mid-Atlantic (comprising our Crown dealerships operating in North Carolina, South Carolina and Southern Virginia) and (iv) South (comprising our Nalley dealerships operating in Atlanta, Georgia and our North Point dealerships operating in Little Rock, Arkansas). Our Plaza dealerships operating in St. Louis, Missouri, our Gray Daniels dealerships operating in Jackson, Mississippi and our Northern California Dealerships operating in Sacramento and Fresno, California remain standalone operations.

          Our gross profit margin varies with our revenue mix. The sale of vehicles generally results in lower gross profit percentages than our fixed operations. As a result, when fixed operations revenue increases as a percentage of total revenue, we expect our overall gross profit margin to increase.

          Selling, general and administrative ("SG&A") expenses consist primarily of fixed and incentive-based compensation, advertising, rent, insurance, utilities and other customary operating expenses. A significant portion of our selling expenses is variable (such as sales commissions), or controllable expenses (such as advertising), generally allowing our cost structure to adapt in response to trends in our business. We evaluate commissions paid to salespeople as a percentage of retail vehicle gross profit and all other SG&A expenses in the aggregate as a percentage of total gross profit. In January 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123R "Share-Based Payment" under the modified prospective transition method and decided to issue restricted stock units to our employees in lieu of stock options. As a result, we have recorded stock-based compensation expense under the fair value method for the three and six months ended June 30, 2006. Prior to January 2006, including the three and six months ended June 30, 2005, we accounted for stock-based compensation expense under the intrinsic value method.

          Sales of vehicles (particularly new vehicles) have historically fluctuated with general macroeconomic conditions, including consumer confidence, availability of consumer credit and fuel prices. Although these factors may impact our business, we believe that any future negative trends will be mitigated by (i) our advantageous brand mix, which is weighted towards luxury and mid-line import brands, (ii) increased used vehicle sales, (iii) stability of our fixed operations, (iv) our variable cost structure and (v) our regional diversity. We believe that, historically, we have been less affected by market volatility than the U.S. automobile industry as a whole as a result of our brand mix. We expect the recent industry-wide gain in market share of the luxury and mid-line import brands to continue in the near future.

          Our operations are generally subject to seasonal variations as we tend to generate more revenue and operating income in the second and third quarters than in the first and fourth quarters. Generally, the seasonal variations in our operations are caused by many factors, including weather conditions, changes in manufacturer incentive programs, model changeovers and consumer buying patterns. Over the past several years, certain automobile manufacturers have used a combination of vehicle pricing and financing incentive programs to generate increased customer demand for new vehicles. We anticipate that the manufacturers will continue to use these incentive programs in the future. In addition, we will continue to expand our service capacity in order to meet anticipated future demand, as we expect the recent increases in market share of the mid-line import and luxury import brands and our focused effort on creating and maintaining customer relationships will drive future service demand at our dealership locations.

          Interest rates have continued to increase through the first half of 2006. We do not believe that changes in interest rates significantly impact customer overall buying patterns, as changes in interest rates do not dramatically increase the monthly payment of a financed vehicle. For example, the monthly payment for a typical vehicle financing transaction in which a customer finances $25,000 at 8.5% over 60 months increases by approximately $6.05 with each 50 basis-point increase in short-term interest rates.

RESULTS OF OPERATIONS
Three Months Ended June 30, 2006, Compared to the Three Months Ended June 30, 2005

	For the Three Months Ended June 30,
	2006	% of Gross Profit	2005	% of Gross Profit	Increase (Decrease)	% Change
	(Dollars in thousands, except per share data)
REVENUES:
New Vehicle	$918,116		$872,308		$45,808	5%
Used Vehicle	384,561		348,416		36,145	10%
Parts, service and collision repair	172,036		157,999		14,037	9%
Finance and insurance, net	43,224		39,064		4,160	11%

Total revenues	1,517,937		1,417,787		100,150	7%

COST OF SALES	1,289,155		1,208,328		80,827	7%

GROSS PROFIT	228,782	100%	209,459	100%	19,323	9%
OPERATING EXPENSES:
Selling, general and administrative	171,715	75%	160,185	76%	11,530	7%
Depreciation and amortization	5,113	2%	4,768	2%	345	7%

Income from operations	51,954	23%	44,506	21%	7,448	17%
OTHER INCOME (EXPENSE):
Floor plan interest expense	(11,239)	(5)%	(7,458)	(4)%	3,781	51%
Other interest expense	(11,139)	(5)%	(10,269)	(5)%	870	8%
Interest and other income, net	1,502	1%	503	—%	999	199%

Total other expense	(20,876)	(9)%	(17,224)	(9)%	3,652	21%
Income before income taxes	31,078	14%	27,282	13%	3,796	14%
INCOME TAX EXPENSE	11,654	5%	10,231	5%	1,423	14%

INCOME FROM CONTINUING OPERATIONS	19,424	9%	17,051	8%	2,373	14%
DISCONTINUED OPERATIONS, net of tax	(420)	—%	(1,065)	(1)%	645	61%

NET INCOME	$19,004	9%	$15,986	7%	$3,018	19%

EARNINGS PER COMMON SHARE (DILUTED):
Continuing Operations	$0.58		$0.52		$0.06	12%
Discontinued Operations	(0.02)		(0.03)

Net income	$0.56		$0.49		$0.07	14%

          Net income increased 19%, or $0.07 per diluted share, to $19.0 million, or $0.56 per diluted share, for the three months ended June 30, 2006, from $16.0 million, or $0.49 per diluted share, for the three months ended June 30, 2005.

          Income from continuing operations increased 14%, or $0.06 per diluted share, to $19.4 million, or $0.58 per diluted share, for the three months ended June 30, 2006, from $17.1 million, or $0.52 per diluted share, for the three months ended June 30, 2005. Income from continuing operations for the three months ended June 30, 2006, includes (i) a $2.1 million (net of tax) gain related to the sale of our remaining interest in a pool of extended service contracts ("corporate generated F&I gain"), (ii) $0.9 million (net of tax) of costs associated with our decision to abandon certain strategic projects, and (iii) $0.6 million (net of tax) of stock-based compensation expense. Excluding these items, adjusted income from continuing operations increased 10% to $18.8 million for the three months ended June 30, 2006, from $17.1 million for the three months ended June 30, 2005. We believe that excluding these items provides a more accurate representation of our year over year financial performance.

          The increase in adjusted income from continuing operations resulted from several factors, including: (i) a 20% increase in used retail gross profit and an 8% increase in fixed operations gross profit as a result of our focused investments in our high margin businesses; (ii) a 6% increase in new retail gross profit despite a challenging new vehicle sales environment and a highly incentivized environment in the prior period; (iii) several expense control initiatives, including our regional reorganization in 2005 and new vehicle advertising, both of which contributed to a 140 basis point improvement in our adjusted SG&A expenses as a percentage of adjusted gross profit. These factors were partially offset by a 51% increase in floor plan interest expense resulting primarily from a 200 basis point increase in short-term interest rates.

          Total revenues increased 7% to $1.5 billion for the three months ended June 30, 2006, from $1.4 billion for the three months ended June 30, 2005. The increase in total revenues was a result of a 5% increase in new vehicle revenue and a 10% increase in used vehicle revenue. We expect total revenue to increase as we (i) continue to benefit from our brand mix as mid-line import and luxury brands continue to increase their market share, (ii) continue to expand our service capacity, (iii) benefit from improved performance of our high margin businesses as a result of our focused investments in these areas and (iv) acquire dealerships.

          Total gross profit increased 9% to $228.8 million for the three months ended June 30, 2006, from $209.5 million for the three months ended June 30, 2005. Total gross profit, excluding the corporate generated F&I gain, increased 8% to $225.4 million for the three months ended June 30, 2006, from $209.5 million for the three months ended June 30, 2005. The increase in gross profit was driven by solid performances in new retail, used retail and fixed operations, led by a 20% increase in used retail gross profit.

	For the Three Months Ended June 30,
					Increase (Decrease)	% Change
	2006		2005
	(Dollars in thousands, except PVR data)
New Vehicle —
Revenues:
New retail revenues — same store(1)
Luxury	$262,800	30%	$272,594	32%	$(9,794)	(4)%
Mid-line import	366,909	42%	328,809	39%	38,100	12%
Mid-line domestic	124,224	14%	148,769	18%	(24,545)	(16)%
Value	19,759	2%	22,290	3%	(2,531)	(11)%
Heavy trucks	103,262	12%	66,523	8%	36,739	55%

Total new retail revenues — same store(1)	876,954	100%	838,985	100%	37,969	5%
New retail revenues — acquisitions	10,114		—

Total new retail revenues	887,068		838,985		48,083	6%

Fleet revenues — same store(1)	30,639		33,323		(2,684)	(8)%
Fleet revenues — acquisitions	409		—

Total fleet revenues	31,048		33,323		(2,275)	(7)%

New vehicle revenues, as reported	$918,116		$872,308		$45,808	5%

New retail units:
New retail units — same store(1)
Luxury	5,803	21%	6,155	22%	(352)	(6)%
Mid-line import	15,107	54%	13,700	50%	1,407	10%
Mid-line domestic	4,403	16%	5,233	20%	(830)	(16)%
Value	975	3%	1,142	4%	(167)	(15)%
Heavy trucks	1,698	6%	1,219	4%	479	39%

Total new retail units — same store(1)	27,986	100%	27,449	100%	537	2%
New retail units — acquisitions	343		—

Retail units — actual	28,329		27,449		880	3%

New revenue PVR — same store(1)	$31,335		$30,565		$770	3%

New revenue PVR — actual	$31,313		$30,565		$748	2%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

	For the Three Months Ended June 30,
					Increase (Decrease)	% Change
	2006		2005
	(Dollars in thousands, except PVR data)
Gross Profit:
New retail gross profit — same store(1)
Luxury	$19,938	32%	$20,647	35%	$(709)	(3)%
Mid-line import	25,224	42%	21,694	37%	3,530	16%
Mid-line domestic	8,928	14%	10,159	17%	(1,231)	(12)%
Value	1,210	2%	2,035	3%	(825)	(41)%
Heavy trucks	6,462	10%	4,605	8%	1,857	40%

Total new retail gross profit — same store(1)	61,762	100%	59,140	100%	2,622	4%
New retail gross profit — acquisitions	704		—

Total retail gross profit	62,466		59,140		3,326	6%

Fleet gross profit — same store(1)	1,240		829		411	50%
Fleet gross profit — acquisitions	20		—

Total fleet gross profit	1,260		829		431	52%

New vehicle gross profit, as reported	$63,726		$59,969		$3,757	6%

New gross profit PVR — same store(1)	$2,207		$2,155		$52	2%

New gross profit PVR — actual	$2,205		$2,155		$50	2%

New retail gross margin — same store(1)	7.0%		7.0%		—%	—%

New retail gross margin — actual	7.0%		7.0%		—%	—%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

          New vehicle revenues increased 5% to $918.1 million for the three months ended June 30, 2006, from $872.3 million for the three months ended June 30, 2005. The increase in new vehicle revenues is a result of a 3% increase in new retail unit sales driven by our mid-line import brands, which increased 10%. In addition, new revenue PVR increased 2%, driven by an 11% increase from our heavy trucks business in Atlanta, Georgia. Our brand mix, heavily weighted toward luxury and mid-line import, continues to help us outperform the industry in new vehicle unit sales as these brands continue to take market share. As a result, we experienced flat passenger vehicle unit sales (excluding heavy trucks) despite a 5% decline in U.S. passenger vehicle unit sales. In addition, we have seen a significant increase in our heavy truck business as we believe future changes in emission laws on heavy trucks has created a significant current period demand.

          New vehicle gross profit increased 6% to $63.7 million for the three months ended June 30, 2006, from $60.0 million for the three months ended June 30, 2005. The increase in new vehicle gross profit was driven by a $3.5 million, or 16% increase in mid-line import retail gross profit as these brands continue their strong performance, and a $1.9 million, or 40% increase, from our heavy trucks business. These increases were offset by the performance of our mid-line domestic brands, which were down $1.2 million, or 12%. During the second quarter 2005 the employee pricing sales campaign was introduced by the domestic manufacturers, which created a significant demand for domestic vehicles, particularly General Motors.

	For the Three Months Ended June 30,
			Increase (Decrease)	% Change
	2006	2005
	(Dollars in thousands, except PVR data)
Used Vehicle —
Revenues:
Retail revenues — same store(1)	$295,268	$265,220	$30,048	11%
Retail revenues — acquisitions	—	—

Total used retail revenues	295,268	265,220	30,048	11%

Wholesale revenues — same store(1)	89,293	83,196	6,097	7%
Wholesale revenues — acquisitions	—	—

Total wholesale revenues	89,293	83,196	6,097	7%
Used vehicle revenues, as reported	$384,561	$348,416	$36,145	10%

Gross Profit:
Retail gross profit — same store(1)	$35,897	$29,818	$6,079	20%
Retail gross profit — acquisitions	—	—

Total used retail gross profit	35,897	29,818	6,079	20%

Wholesale gross profit — same store(1)	(1,259)	119	(1,378)	NM
Wholesale gross profit — acquisitions	—	—

Total wholesale gross profit	(1,259)	119	(1,378)	NM

Used vehicle gross profit, as reported	$34,638	$29,937	$4,701	16%

Used retail units — same store(1)	16,414	15,425	989	6%
Used retail units — acquisitions	—	—

Used retail units — actual	16,414	15,425	989	6%

Used revenue PVR — same store(1)	$17,989	$17,194	$795	5%

Used revenue PVR — actual	$17,989	$17,194	$795	5%

Used gross profit PVR — same store(1)	$2,187	$1,933	$254	13%

Used gross profit PVR — actual	$2,187	$1,933	$254	13%

Used retail gross margin — same store(1)	12.2%	11.2%	1.0%	9%

Used retail gross margin — actual	12.2%	11.2%	1.0%	9%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

          Used vehicle revenues increased 10% to $384.6 million for the three months ended June 30, 2006, from $348.4 million for the three months ended June 30, 2005. The increase in used vehicle revenues was a result of a 5% and 6% increase in used revenue PVR and used retail unit sales, respectively. The strength of the used vehicle market during the second quarter, our sharing of internal best practices, including centralized used car teams, and our used vehicle merchandising initiatives have continued to result in increased used vehicle unit sales and improved used revenue PVR.

          Used vehicle gross profit increased 16% to $34.6 million for the three months ended June 30, 2006, from $29.9 million for the three months ended June 30, 2005. Used retail gross profit increased 20% to $35.9 million as a result of our investment in new software to better value trade-ins, improved inventory management and the execution by our regional management teams dedicated to the used vehicle business.

Fixed Operations —

	For the Three Months Ended June 30,
			Increase (Decrease)	% Change
	2006	2005
	(Dollars in thousands)
Revenues:
Revenues — same store(1)
Parts and service	$153,942	$142,040	$11,902	8%
Collision repair	16,811	15,959	852	5%

Total revenues — same store(1)	170,753	157,999	12,754	8%
Revenues — acquisitions	1,283	—

Parts, service and collision repair revenues, as reported	$172,036	$157,999	$14,037	9%

Gross Profit:
Gross profit — same store(1)
Parts and service	$77,148	$71,628	$5,520	8%
Collision repair	9,379	8,861	518	6%

Total gross profit — same store(1)	86,527	80,489	6,038	8%
Gross profit — acquisitions	667	—

Parts, service and collision repair gross profit, as reported	$87,194	$80,489	$6,705	8%

Parts and service gross margin — same store(1)	50.1%	50.4%	(0.3)	(1)%

Collision repair gross margin — same store(1)	55.8%	55.5%	0.3	1%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

          Fixed operations revenues increased 9% to $172.0 million for the three months ended June 30, 2006, from $158.0 million for the three months ended June 30, 2005. Fixed operations revenues increased primarily due to an 11% increase in our "customer pay" parts and service businesses. The growth in our "customer pay" business is a result of facility expansion, increased capacity utilization, equipment upgrades and continued focus on customer retention initiatives. Our warranty business continued its positive performance driven by the increase in retail unit sales and increased work on imported vehicles, which typically generate higher revenue than domestic brands. We will continue to add service stalls and service technicians during 2006 in order to meet anticipated future demand, as we expect the recent increases in market share of the mid-line import and luxury import brands to continue to provide increased service work.

          Fixed operations gross profit increased 8% to $87.2 million for the three months ended June 30, 2006, from $80.5 million for the three months ended June 30, 2005. The increase in fixed operations gross profit is primarily a result of increased gross profit from our "customer pay" parts and service businesses.

Finance and Insurance, net —

	For the Three Months Ended June 30,
			Increase (Decrease)	% Change
	2006	2005
	(Dollars in thousands, except PVR data)
Dealership generated F&I, net — same store(1)	$38,840	$37,697	$1,143	3%
Dealership generated F&I, net — acquisitions	292	—

Dealership generated F&I, net	39,132	37,697	1,435	4%
Corporate generated F&I	692	1,367	(675)	(49)%
Corporate generated F&I gain	3,400	—

Finance and insurance, net as reported	$43,224	$39,064	$4,160	11%

Dealership generated F&I PVR — same store(1)(2)	$875	$879	$(4)	(1)%

Dealership generated F&I PVR — actual(2)	$875	$879	$(4)	(1)%

F&I PVR — actual	$966	$911	$55	6%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2)
Refer to "Reconciliation of Non-GAAP Financial Information" for further discussion regarding dealership generated F&I PVR.

          F&I increased 11% to $43.2 million for the three months ended June 30, 2006, from $39.1 million for the three months ended June 30, 2005. Included in F&I was a $3.4 million gain related to the sale of our remaining interest in a pool of extended service contracts. This pool of contracts had been the source of our corporate generated F&I. Excluding this item F&I increased 2% to $39.8 million. The increase in F&I was primarily a result of the 4% increase in retail units sales as dealership generated F&I PVR was relatively flat at $875. We anticipate F&I will increase in the near future as a result of (i) our expectation of growth of new and used retail vehicle sales (ii) the implementation of new corporate-sponsored programs and (iii) improvement of the F&I operations at our under-performing franchises. Dealership generated F&I excludes retrospective commissions from contracts negotiated by our corporate office, which are attributable to retail units sold during prior periods and the corporate generated F&I gain. Corporate generated F&I was $0.7 million for the three months ended June 30, 2006 and $1.4 million for the three months ended

June 30, 2005. As a result of the aforementioned sale of our remaining interest in a pool of extended service contracts, we do not anticipate recognizing any significant corporate generated F&I in the future.

Selling, General and Administrative —

	For the Three Months Ended June 30,
	2006	% of Gross Profit	2005	% of Gross Profit	Increase (Decrease)	% Change
	(Dollars in thousands)
Personnel costs	$78,561	34.3%	$73,372	35.0%	$5,189	7%
Sales compensation	26,712	11.7%	24,091	11.5%	2,621	11%
Stock-based compensation	927	0.4%	—	—%	927	100%
Outside services	14,561	6.4%	13,831	6.6%	730	5%
Advertising	12,913	5.6%	13,780	6.6%	(867)	(6)%
Rent	13,434	5.9%	11,814	5.6%	1,620	14%
Utilities	4,380	1.9%	4,014	1.9%	366	9%
Insurance	3,845	1.7%	3,675	1.8%	170	5%
Other	16,382	7.2%	15,608	7.5%	774	5%

Selling, general and administrative	$171,715	75.1%	$160,185	76.5%	$11,530	7%

Abandoned strategic project expenses	(1,417)		—
Stock-based compensation	(927)		—

Adjusted selling, general and administrative	$169,371	75.1%	$160,185	76.5%	$9,186	6%

Gross Profit	$228,782		$209,459		$19,323	9%

Corporate generated F&I gain	(3,400)		—

Adjusted gross profit	$225,382		$209,459		$15,923	8%

          SG&A expenses increased 7% to $171.7 million for the three months ended June 30, 2006, from $160.2 million for the three months ended June 30, 2005. SG&A expenses include $0.9 million of stock-based compensation expense and $1.4 million of abandoned strategic project expenses during the three months ended June 30, 2006. Excluding these items, adjusted SG&A expense increased 6% to $169.4 million for the three months ended June 30, 2006, from $160.2 million for the three months ended June 30, 2005. Adjusted SG&A expense as a percentage of adjusted gross profit (excluding the $3.4 million corporate generated F&I gain) for the three months ended June 30, 2006 improved 140 basis points to 75.1%, from 76.5% for the three months ended June 30, 2005. The improvement in adjusted SG&A as a percentage of adjusted gross profit is a result of several strategic expense control initiatives including our regional reorganization in 2005 and our advertising expense initiatives, which focus on the most effective use of our resources. These improvements were offset by increased rent resulting from our strategy to reduce our ownership of real estate through the use of sale-leaseback transactions. During 2005, we sold approximately $33.1 million of real estate in connection with seven sale-leaseback transactions. We estimate the incremental annualized rent expense from these seven sale-leaseback transactions will be approximately $3.0 million.

          In January 2006, we adopted SFAS No. 123R under the modified prospective transition method and decided to issue restricted stock units to our employees in lieu of stock options. As a result, we have recorded stock-based compensation expense of $0.9 million under the fair value method for the three months ended June 30, 2006. Prior to January 2006, including the three month period ended June 30, 2005, we accounted for stock-based compensation awards under the intrinsic value method. We expect stock-based compensation expense to total approximately $5.1 million, or $0.10 per diluted share, for the year ending December 31, 2006. Certain of our stock-based awards have conditions based on our performance that may affect the number of awards ultimately issued. Therefore, the amount of stock-based compensation expense recorded may differ from our current estimate.

Depreciation and Amortization —

          Depreciation and amortization expense increased 7% to $5.1 million for the three months ended June 30, 2006, from $4.8 million for the three months ended June 30, 2005. This increase is primarily related to property and equipment acquired between July 1, 2005 and June 30, 2006. We expect to continue to incur capital expenditures to remodel and upgrade our facilities and expand our service capacity and therefore expect depreciation expense to increase in the future.

Other Income (Expense) —

          Floor plan interest expense increased 51% to $11.2 million for the three months ended June 30, 2006 from $7.5 million for the three months ended June 30, 2005. This increase was the result of a 200 basis point increase in short-term interest rates.

          During the first quarter of 2006, two of our cash flow swaps on our floor plan notes payable expired. As a result, we will recognize additional floor plan interest expense of approximately $0.7 million during 2006. We expect further increases in floor plan interest in 2006 due to increases in short-term interest rates.

          Other interest expense increased 8% to $11.1 million for the three months ended June 30, 2006, from $10.3 million for the three months ended June 30, 2005. The increase in other interest expense is a result of a higher effective interest rate on our 8% Senior Subordinated Notes ("8% Notes") due to the expiration of a fair value swap on the 8% Notes. As a result, our 8% Notes, which had a variable rate while the fair value swap was in place, are now fixed at 8% until maturity in 2014. We anticipate that the expiration of the swap will increase our other interest expense by approximately $5.4 million in 2006.

Income Tax Expense —

          Income tax expense increased 14% to $11.7 million for the three months ended June 30, 2006, from $10.2 million for the three months ended June 30, 2005. Our effective tax rate for the three months ended June 30, 2006 and 2005 was 37.5%. As we operate nationally, our effective tax rate is dependent upon our geographic revenue mix. We evaluate our effective tax rate periodically based on our revenue sources. We will continue to evaluate our effective tax rate in the future, and expect that our future annual effective tax rate will fluctuate between 37% and 38%.

Discontinued Operations —

	For the Three Months Ended June 30, 2006			For the Three Months Ended June 30, 2005
	Sold	Pending Disposition	Total	Sold(2)	Pending Disposition(1)	Total
	(Dollars in thousands)
Franchises	3	1	4	14	1	15

Ancillary businesses	—	1	1	1	1	2

Income (loss) from operations	$(3,152)	$611	$(2,541)	$(598)	$470	$(128)
Other expense, net	(273)	(32)	(305)	(1,183)	(17)	(1,200)
Gain (loss) on disposition of discontinued operations	2,564	—	2,564	(376)	—	(376)
Income tax benefit (expense)	79	(217)	(138)	809	(170)	639

Discontinued operations, net of tax	$(782)	$362	$(420)	$(1,348)	$283	$(1,065)

(1)
Businesses were pending disposition as of June 30, 2006.

(2)
Businesses were sold between April 1, 2005, and June 30, 2006.

          During the three months ended June 30, 2006, we sold three franchises (three dealership locations), and as of June 30, 2006, we were actively pursuing the sale of one franchise and one ancillary business. The $0.4 million loss from discontinued operations is primarily attributable to operating losses of the four franchises mentioned above offset by the $2.6 million gain ($1.6 million, net of tax) on the sale of three franchises during the three months ended June 30, 2006. The $1.1 million loss from discontinued operations for the three months ended June 30, 2005 is a result of operating losses of the franchises mentioned above and franchises and an ancillary business sold between April 2005 and March 2006 and a $0.4 million ($0.2 million, net of tax) net loss on the sale of two franchises (one dealership location) sold during the second quarter of 2005.

          We continuously evaluate the financial and operating results of our franchises, specifically the 10% contributing the least amount of operating income, and we will look to divest dealerships that do not meet our expectations. Based on the performance of our current brand mix, we do not anticipate a significant amount of divestitures in the near future.

Six Months Ended June 30, 2006, Compared to the Six Months Ended June 30, 2005

	For the Six Months Ended June 30,
	2006	% of Gross Profit	2005	% of Gross Profit	Increase (Decrease)	% Change
	(Dollars in thousands, except per share data)
REVENUES:
New Vehicle	$1,739,153		$1,643,577		$95,576	6%
Used Vehicle	742,667		668,872		73,795	11%
Parts, service and collision repair	341,924		309,672		32,252	10%
Finance and insurance, net	78,844		74,554		4,290	6%

Total revenues	2,902,588		2,696,675		205,913	8%

COST OF SALES	2,462,476		2,292,719		169,757	7%

GROSS PROFIT	440,112	100%	403,956	100%	36,156	9%
OPERATING EXPENSES:
Selling, general and administrative	337,364	77%	318,552	79%	18,812	6%
Depreciation and amortization	10,088	2%	9,460	2%	628	7%

Income from operations	92,660	21%	75,944	19%	16,716	22%
OTHER INCOME (EXPENSE):
Floor plan interest expense	(20,401)	(5)%	(13,988)	(3)%	6,413	46%
Other interest expense	(22,043)	(5)%	(19,869)	(5)%	2,174	11%
Interest and other income, net	2,573	1%	876	—%	1,697	194%

Total other expense	(39,871)	9%	(32,981)	(8)%	6,890	21%
Income before income taxes	52,789	12%	42,963	11%	9,826	23%
INCOME TAX EXPENSE	19,796	5%	16,111	5%	3,685	23%

INCOME FROM CONTINUING OPERATIONS	32,993	7%	26,852	6%	6,141	23%
DISCONTINUED OPERATIONS, net of tax	(1,436)	—%	(1,225)	—%	(211)	(17)%

NET INCOME	$31,557	7%	$25,627	6%	$5,930	23%

EARNINGS PER COMMON SHARE (DILUTED):
Continuing Operations	$0.98		$0.82		$0.16	20%
Discontinued Operations	(0.04)		(0.04)

Net income	$0.94		$0.78		$0.16	21%

          Net income increased 23%, or $0.16 per diluted share, to $31.6 million, or $0.94 per diluted share, for the six months ended June 30, 2006, from $25.6 million, or $0.78 per diluted share, for the six months ended June 30, 2005.

          Income from continuing operations increased 23%, or $0.16 per diluted share, to $33.0 million, or $0.98 per diluted share, for the six months ended June 30, 2006, from $26.9 million, or $0.82 per diluted share, for the six months ended June 30, 2005. Income from continuing operations for the six months ended June 30, 2006 includes (i) a $2.1 million (net of tax) gain related to the sale of our remaining interest in a pool of extended service contracts ("corporate generated F&I gain"), (ii) $1.0 million (net of tax) of costs associated with our decision to abandon certain strategic projects, and (iii) $1.4 million (net of tax) of stock-based compensation expense. Income from continuing operations for the six months ended June 30, 2005 includes $2.2 million (net of tax) of costs associated with our regional reorganization. Excluding these items, adjusted income from continuing operations increased 15% to $33.3 million for the six months ended June 30, 2006, from $29.1 million for the six months ended June 30, 2005.

          The increase in adjusted income from continuing operations resulted from several factors, including: (i) a 15% increase in used vehicle gross profit and a 9% increase in fixed operations gross profit as a result of a strategic focus on our high margin businesses; (ii) the very solid performance of our new retail business, which delivered a 7% increase in gross profit; and (iii) several expense control initiatives, including our regional reorganization and new vehicle advertising, both of which contributed to a 170 basis point improvement in adjusted SG&A expenses as a percentage of adjusted gross profit (excluding the $3.4 million corporate generated F&I gain). These factors were partially offset by a 46% increase in floor plan interest expense as a result of a 200 basis point increase in short-term interest rates.

          Total revenues increased 8% to $2.9 billion for the six months ended June 30, 2006, from $2.7 billion for the six months ended June 30, 2005. The increase in total revenues was a result of a 6% increase in new vehicle revenue and an 11% increase in used vehicle revenue.

          Total gross profit increased 9% to $440.1 million for the six months ended June 30, 2006, from $404.0 million for the six months ended June 30, 2005. Total gross profit, excluding the corporate generated F&I gain, increased 8% to $436.7 million for the six months ended June 30, 2006 from $404.0 million for the six months ended June 30, 2005. The increase in total gross profit was driven by a $14.1 million, or 9% increase in fixed operations gross profit as well as almost $9.0 million increases in both used vehicle and new vehicle gross profit, representing a 15% and 8% increase, respectively.

New Vehicle —

	For the Six Months Ended June 30,
					Increase (Decrease)	% Change
	2006		2005
	(Dollars in thousands, except PVR data)
Revenues:
New retail revenues — same store(1)
Luxury	$510,935	31%	$507,112	32%	$3,823	1%
Mid-line import	675,851	42%	617,299	40%	58,552	9%
Mid-line domestic	240,142	15%	273,430	17%	(33,288)	(12)%
Value	37,442	2%	39,580	3%	(2,138)	(5)%
Heavy trucks	166,603	10%	126,095	8%	40,508	32%

Total new retail revenues — same store(1)	1,630,973	100%	1,563,516	100%	67,457	4%
New retail revenues — acquisitions	27,076		—

Total new retail revenues	1,658,049		1,563,516		94,533	6%

Fleet revenues — same store(1)	80,285		80,061		224	—%
Fleet revenues — acquisitions	819		—

Total fleet revenues	81,104		80,061		1,043	1%

New vehicle revenues, as reported	$1,739,153		$1,643,577		$95,576	6%

New retail units:
New retail units — same store(1)
Luxury	11,310	22%	11,435	22%	(125)	(1)%
Mid-line import	27,536	54%	25,530	50%	2,006	8%
Mid-line domestic	8,493	16%	9,599	19%	(1,106)	(12)%
Value	1,798	3%	2,006	4%	(208)	(10)%
Heavy trucks	2,774	5%	2,364	5%	410	17%

Total new retail units — same store(1)	51,911	100%	50,934	100%	977	2%
New retail units — acquisitions	976		—

Retail units — actual	52,887		50,934		1,953	4%

New revenue PVR — same store(1)	$31,419		$30,697		$722	2%

New revenue PVR — actual	$31,351		$30,697		$654	2%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

	For the Six Months Ended June 30,
					Increase (Decrease)	% Change
	2006		2005
	(Dollars in thousands, except PVR data)
Gross Profit:
New retail gross profit — same store(1)
Luxury	$38,249	33%	$39,054	35%	$(805)	(2)%
Mid-line import	46,991	40%	40,098	36%	6,893	17%
Mid-line domestic	17,906	15%	19,818	18%	(1,912)	(10)%
Value	2,634	2%	3,542	3%	(908)	(26)%
Heavy trucks	11,824	10%	8,832	8%	2,992	34%

Total new retail gross profit — same store(1)	117,604	100%	111,344	100%	6,260	6%
New retail gross profit — acquisitions	1,837		—

Total retail gross profit	119,441		111,344		8,097	7%

Fleet gross profit — same store(1)	2,069		1,388		681	49%
Fleet gross profit — acquisitions	13		—

Total fleet gross profit	2,082		1,388		694	50%

New vehicle gross profit, as reported	$121,523		$112,732		$8,791	8%

New gross profit PVR — same store(1)	$2,265		$2,186		$79	4%

New gross profit PVR — actual	$2,258		$2,186		$72	3%

New retail gross margin — same store(1)	7.2%		7.1%		0.1%	1%

New retail gross margin — actual	7.2%		7.1%		0.1%	1%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

          New vehicle revenues increased 6% to $1.7 billion for the six months ended June 30, 2006, from $1.6 billion for the six months ended June 30, 2005. The increase in new vehicle revenues was a result of a 2% increase in new revenue PVR, led by a 13% increase from our heavy trucks business in Atlanta, Georgia. New retail unit sales increased 4% driven by our mid-line import brands, which increased 8%, as well as a 2% from franchises we acquired within the last nine months.

          New vehicle gross profit increased 8% to $121.5 million for the six months ended June 30, 2006, from $112.7 million for the six months ended June 30, 2005. New retail gross profit increased 7%, driven by a 17% increase in mid-line import gross profit as these brands continued their strong performance, and a 34% increase from our heavy trucks business. These increases were offset by the performance of our mid-line domestic brands, which were down 10%, with the majority of the decrease as a result of the new vehicle incentive environment in the second quarter of 2005.

Used Vehicle —

	For the Six Months Ended June 30,
			Increase (Decrease)	% Change
	2006	2005
	(Dollars in thousands, except PVR data)
Revenues:
Retail revenues — same store(1)	$561,891	$503,825	$58,066	12%
Retail revenues — acquisitions	3,523	—

Total used retail revenues	565,414	503,825	61,589	12%

Wholesale revenues — same store(1)	176,373	165,047	11,326	7%
Wholesale revenues — acquisitions	880	—

Total wholesale revenues	177,253	165,047	12,206	7%

Used vehicle revenues, as reported	$742,667	$668,872	$73,795	11%

Gross Profit:
Retail gross profit — same store(1)	$67,922	$57,429	$10,493	18%
Retail gross profit — acquisitions	493	—

Total used retail gross profit	68,415	57,429	10,986	19%

Wholesale gross profit — same store(1)	(883)	1,210	(2,903)	(173)%
Wholesale gross profit — acquisitions	33	—

Total wholesale gross profit	(850)	1,210	(2,060)	(170)%

Used vehicle gross profit, as reported	$67,565	$58,639	$8,926	15%

Used retail units — same store(1)	31,675	29,926	1,749	6%
Used retail units — acquisitions	229	—

Used retail units — actual	31,904	29,926	1,978	7%

Used revenue PVR — same store(1)	$17,739	$16,836	$903	5%

Used revenue PVR — actual	$17,722	$16,836	$886	5%

Used gross profit PVR — same store(1)	$2,144	$1,919	$225	12%

Used gross profit PVR — actual	$2,144	$1,919	$225	12%

Used retail gross margin — same store(1)	12.1%	11.4%	0.7%	6%

Used retail gross margin — actual	12.1%	11.4%	0.7%	6%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

          Used vehicle revenues increased 11% to $742.7 million for the six months ended June 30, 2006, from $668.9 million for the six months ended June 30, 2005. Used retail revenues increased 12% to $565.4 million for the six months ended June 30, 2006, as a result of a 7% and 5% increase in used retail unit sales and used revenue PVR, respectively. The strength of the used vehicle market and our used vehicle merchandising initiatives have resulted in increased used vehicle sales and improved used revenue PVR.

          Used vehicle gross profit increased 15% to $67.6 million for the six months ended June 30, 2006, from $58.6 million for the six months ended June 30, 2005. Used retail gross profit increased

19% to $68.4 million primarily as a result of our investment in new software to better value trade-ins, improve inventory management and the execution by our regional management teams dedicated to the used vehicle business.

Fixed Operations —

	For the Six Months Ended June 30,
			Increase (Decrease)	% Change
	2006	2005
	(Dollars in thousands)
Revenues:
Revenues — same store(1)
Parts and service	$304,490	$277,468	$27,022	10%
Collision repair	34,076	32,204	1,872	6%

Total revenues — same store(1)	338,566	309,672	28,894	9%
Revenues — acquisitions	3,358	—

Parts, service and collision repair revenues, as reported	$341,924	$309,672	$32,252	10%

Gross Profit:
Gross profit — same store(1)
Parts and service	$151,470	$140,071	$11,399	8%
Collision repair	18,986	17,960	1,026	6%

Total gross profit — same store(1)	170,456	158,031	12,425	8%
Gross profit — acquisitions	1,724	—

Parts, service and collision repair gross profit, as reported	$172,180	$158,031	$14,149	9%

Parts and service gross margin — same store(1)	49.7%	50.5%	(0.8)%	(2)%

Collision repair gross margin — same store(1)	55.7%	55.8%	(0.1)%	—%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

          Fixed operations revenues increased 10% to $341.9 million for the six months ended June 30, 2006, from $309.7 million for the six months ended June 30, 2005. Fixed operations gross profit increased 9% to $172.2 million for the six months ended June 30, 2006, from $158.0 million for the six months ended June 30, 2005. Fixed operations revenues and gross profit increased primarily due to a 14% and 13% increase in our "customer pay" parts and service businesses, respectively.

Finance and Insurance, net —

	For the Six Months Ended June 30,
			Increase (Decrease)	% Change
	2006	2005
	(Dollars in thousands, except PVR data)
Dealership generated F&I — same store(1)	$72,700	$71,984	$716	1%
Dealership generated F&I — acquisitions	1,059	—

Dealership generated F&I, net	73,759	71,984	1,775	2%
Corporate generated F&I	1,685	2,570	(885)	(34)%
Corporate generated F&I gain	3,400	—

Finance and insurance, net as reported	$78,844	$74,554	$4,290	6%

Dealership generated F&I PVR — same store(1)(2)	$870	$890	$(20)	(2)%

Dealership generated F&I PVR — actual(2)	$870	$890	$(20)	(2)%

F&I PVR — actual	$930	$922	$8	1%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2)
Refer to "Reconciliation of Non-GAAP Financial Information" for further discussion regarding dealership generated F&I profit PVR.

          F&I increased 6% to $78.8 million for the six months ended June 30, 2006, from $74.6 million for the six months ended June 30, 2005. Included in F&I was a $3.4 million gain related to sale of our remaining interest in a pool of extended service contracts. Excluding this item, F&I increased 1% to $75.4 million for the six months ended June 30, 2006, from $74.6 million for the six months ended June 30, 2005. The increase in F&I was primarily a result of the 5% increase in retail units sales as dealership F&I PVR decreased $20. The decrease in dealership generated F&I PVR was primarily a result of the decrease of our captive finance company loan portfolio. As of June 30, 2006, we had approximately $23.8 million of notes receivable outstanding compared to $35.0 million as of June 30, 2005. We expect to maintain between $20.0 and $25.0 million of notes receivable. Corporate generated F&I was $1.7 million for the six months ended June 30, 2006, and $2.6 million for the six months ended June 30, 2005. As a result of the aforementioned sale of our remaining interest in a pool of extended service contracts, we do not anticipate to recognize any further corporate generated F&I in the future.

Selling, General and Administrative —

	For the Six Months Ended June 30,
	2006	% of Gross Profit	2005	% of Gross Profit	Increase (Decrease)	% Change
	(Dollars in thousands)
Personnel costs	$156,914	35.7%	$149,419	37.0%	$7,495	5%
Sales compensation	50,177	11.4%	45,654	11.3%	4,523	10%
Stock-based compensation	2,296	0.5%	—	—%	2,296	100%
Outside services	27,983	6.4%	27,425	6.8%	558	2%
Advertising	24,826	5.6%	26,265	6.5%	(1,439)	(5)%
Rent	26,628	6.1%	23,765	5.9%	2,863	12%
Utilities	9,336	2.1%	8,501	2.1%	835	10%
Insurance	7,798	1.8%	7,205	1.8%	593	8%
Other	31,406	7.1%	30,318	7.5%	1,088	4%

Selling, general and administrative	$337,364	76.7%	$318,552	78.9%	$18,812	6%

Abandoned strategic project expenses	(1,658)		—
Stock-based compensation	(2,296)		—
Reorganization expenses	—		(3,566)

Adjusted selling, general and administrative	$333,410	76.3%	$314,986	78.0%	$18,424	6%

Gross Profit	$440,112		$403,956		$36,156	9%

Corporate generated F&I gain	(3,400)		—

Adjusted gross profit	$436,712		$403,956		$32,756	8%

          SG&A expenses increased 6% to $337.4 million for the six months ended June 30, 2006, from $318.6 million for the six months ended June 30, 2005. SG&A expenses includes $2.3 million of stock-based compensation expense and $1.7 million of abandoned strategic project expenses during the six months ended June 30, 2006, and $3.6 million of reorganization costs during the six months ended June 30, 2005. Excluding these items, adjusted SG&A expense increased 6% to $333.4 million for the six months ended June 30, 2006, from $315.0 million for the six months ended June 30, 2005. Adjusted SG&A expense as a percentage of adjusted gross profit (excluding the $3.4 million corporate generated F&I gain) for the six months ended June 30, 2006 improved 170 basis points to 76.3%, from 78.0% for the six months ended June 30, 2005. The improvement in adjusted SG&A as a percentage of adjusted gross profit is a result of several strategic expense control initiatives including our regional reorganization and our advertising expense initiatives, which focus on the most effective use of our resources. These improvements were offset by increased rent resulting from our strategy to reduce our ownership of real estate through the use of sale-leaseback transactions.

Depreciation and Amortization —

          Depreciation and amortization expense increased 7% to $10.1 million for the six months ended June 30, 2006, from $9.5 million for the six months ended June 30, 2005. This increase is primarily related to property and equipment acquired between July 1, 2005 and June 30, 2006.

Other Income (Expense) —

          Floor plan interest expense increased 46% to $20.4 million for the six months ended June 30, 2006 from $14.0 million for the six months ended June 30, 2005. This increase was primarily a result of a 200 basis point increase in short-term interest rates.

          Other interest expense increased 11% to $22.0 million for the six months ended June 30, 2006, from $19.9 million for the six months ended June 30, 2005. The increase in other interest expense is a result of a higher effective interest rate on our 8% Notes due to the expiration of a fair value swap. As a result, our 8% Notes, which had a variable rate while the fair value swap was in place, are now fixed at 8% until maturity in 2014.

Income Tax Expense —

          Income tax expense increased 23% to $19.8 million for the six months ended June 30, 2006, from $16.1 million for the six months ended June 30, 2005. Our effective tax rate for the six months ended June 30, 2006 and 2005 was 37.5%.

Discontinued Operations —

	For the Six Months Ended June 30, 2006			For the Six Months Ended June 30, 2005
	Sold	Pending Disposition	Total	Sold(2)	Pending Disposition(1)	Total
	(Dollars in thousands)
Franchises	6	1	7	16	1	17

Ancillary businesses	—	1	1	1	1	2

Income (loss) from operations	$(4,851)	$933	$(3,918)	$(811)	$916	$105
Other expense, net	(542)	(65)	(607)	(2,045)	(31)	(2,076)
Gain on disposition of discontinued operations, net	2,617	—	2,617	10	—	10
Income tax benefit (expense)	797	(325)	472	1,068	(332)	736

Discontinued operations, net of tax	$(1,979)	$543	$(1,436)	$(1,778)	$553	$(1,225)

(1)
Businesses were pending disposition as of June 30, 2006.

(2)
Businesses were sold between January 1, 2005 and June 30, 2006.

          During the six months ended June 30, 2006, we sold six franchises (five dealership locations), and as of June 30, 2006, we were actively pursuing the sale of one franchise and one ancillary business. The $1.4 million loss from discontinued operations is primarily attributable to operating losses of the seven franchises mentioned above, offset by the $2.6 million gain ($1.6 million, net of tax) on the sale of six franchises during 2006. The $1.2 million loss from discontinued operations for the six months ended June 30, 2005, was primarily a result of the operating losses of the franchises mentioned above and franchises sold in 2005.

LIQUIDITY AND CAPITAL RESOURCES

          We require cash to fund working capital needs, finance acquisitions of new dealerships and fund capital expenditures. We believe that our cash and cash equivalents on hand as of June 30,

2006, our funds generated through future operations and the funds available for borrowings under our committed credit facility, floor plan financing agreements, mortgage notes payable and proceeds from sale-leaseback transactions will be sufficient to fund our debt service and working capital requirements, commitments and contingencies, acquisitions, current dividend commitments and any seasonal operating requirements for the foreseeable future.

          As of June 30, 2006, we had cash and cash equivalents of $89.1 million and working capital of $389.9 million. In addition, we had $125.0 million available for borrowings under our committed credit facility for working capital, general corporate purposes and acquisitions.

Committed Credit Facility

          In March 2005, we entered into a committed credit facility (the "Committed Credit Facility") with JPMorgan Chase Bank, N.A., and 17 other financial institutions (the "Syndicate"), which provided us with $150.0 million of working capital borrowing capacity and $650.0 million of new and used vehicle inventory financing at all of our dealerships except our Ford, Lincoln, Mercury, Mazda, Volvo and Rover dealerships ("Ford Trustmark") and General Motors dealerships. In addition, Ford Motor Credit Corporation ("FMCC") and General Motors Acceptance Corporation ("GMAC") provide us with $150.0 million and $100.0 million, respectively, of floor plan financing outside of the Syndicate to finance inventory at our Ford Trustmark and General Motors dealerships.

          In March 2006, we amended our Committed Credit Facility to include DaimlerChrysler Financial Services ("DCFS") in the Syndicate and extend the maturity of the Committed Credit Facility from March 2008 to March 2009. In addition, DCFS agreed to provide a maximum of $120.0 million of floor plan financing outside of the Syndicate to finance inventory purchases at our Mercedes-Benz, Chrysler, Dodge and Jeep dealerships ("DaimlerChrysler Dealerships"). Pursuant to the signing of this amendment, floor plan borrowings from DCFS are now included in Floor plan notes payable — manufacturer affiliated on our Condensed Consolidated Balance Sheets. The DCFS facility has no stated termination date and borrowings will accrue interest based on LIBOR. Further, we reduced our working capital borrowing capacity from $150.0 million to $125.0 million and reduced the commitment of the Syndicate to finance our inventory purchases from $650.0 million to $425.0 million. In total, these commitments give us $125.0 million of working capital borrowing capacity and $795.0 million of floor plan borrowing capacity.

Floor Plan Financing —

          We finance substantially all of our new vehicle inventory and, at our option, have the ability to finance a portion of our used vehicle inventory. We consider floor plan notes payable to a party that is affiliated with vehicle manufacturers from which we purchase new vehicle inventory "floor plan notes payable — manufacturer affiliated" and all other floor plan notes payable "floor plan notes payable — non-manufacturer affiliated." As of June 30, 2006, total borrowing capacity under the floor plan financing agreements with our vehicle floor plan providers totaled $795.0 million. In addition, as of June 30, 2006, we had total borrowing capacity of $56.0 million under ancillary floor plan financing agreements with Comerica Bank and Navistar Financial for our heavy trucks business in Atlanta, Georgia. As of June 30, 2006, we had $660.0 million, including $2.6 million classified as Liabilities Associated with Assets Held for Sale, outstanding to lenders affiliated and non-affiliated with the vehicle manufacturers from which we purchase our vehicle inventory.

          During the first quarter of 2006, we refinanced the floor plan notes payable at our DaimlerChrysler Dealerships through the repayment of $85.4 million of floor plan notes payable — non-manufacturer affiliated with borrowings from DCFS, a manufacturer affiliated lender. As a result, floor plan notes payable at our DaimlerChrysler Dealerships are included in floor plan notes payable — manufacturer affiliated on the accompanying Condensed Consolidated Balance Sheets as of June 30, 2006. Floor plan notes payable at our DaimlerChrysler Dealerships totaled $91.3 million and $95.4 million as of June 30, 2006 and December 31, 2005, respectively. In addition, during the six months ended June 30, 2006, our Floor plan repayments — non-manufacturer affiliated and Floor plan notes payable — manufacturer affiliated each increased by $85.4 million on our accompanying Condensed Consolidated Statements of Cash Flows.

Acquisitions and Acquisition Financing —

          We did not acquire any franchises during the six months ended June 30, 2006. During the six months ended June 30, 2005, we acquired one franchise (one dealership location) for an aggregate purchase price of $12.0 million, of which $4.7 million was paid in cash through the use of available funds; $6.8 million was borrowed from our floor plan facilities, with the remaining $0.5 million representing the fair value of future payments. We plan to use our available cash, borrowings under our Committed Credit Facility or proceeds from future sale-leaseback transactions to finance future acquisitions. Each year we expect to acquire dealerships that would add approximately $200.0 million of annualized revenues; however, we do not expect to achieve this target in 2006.

Sale-Leaseback Transactions

          During the six months ended June 30, 2006, we completed one sale-leaseback transaction resulting in the sale of $11.0 million of real estate and construction improvements and the commencement of long-term operating leases for the assets sold. During the six months ended June 30, 2005, we completed two sale-leaseback transactions, which resulted in the sale of approximately $15.7 million of real estate and construction improvements and the commencement of long-term operating leases for the assets sold.

Debt Covenants —

          We are subject to certain financial covenants in connection with our debt and lease agreements, including the financial covenants described below. Our Committed Credit Facility includes certain financial ratios with the following requirements: (i) an adjusted current ratio of at least 1.2 to 1, of which our ratio was approximately 1.6 to 1 as of June 30, 2006; (ii) a fixed charge coverage ratio of at least 1.2 to 1, of which our ratio was approximately 1.5 to 1 as of June 30, 2006; (iii) an adjusted leverage ratio of not more than 4.5 to 1, of which our ratio was approximately 3.1 to 1 as of June 30, 2006 and (iv) a minimum adjusted net worth of not less than $350.0 million, of which our adjusted net worth was approximately $506.9 million as of June 30, 2006. A breach of these covenants could cause an acceleration of repayment of our Committed Credit Facility if not otherwise waived or cured. Certain of our lease agreements include financial ratios with the following requirements: (i) a liquidity ratio of at least 1.2 to 1, of which our ratio was approximately 1.5 to 1 as of June 30, 2006 and (ii) an EBITDA based coverage ratio of at least 1.5 to 1, of which our ratio was approximately 3.3 to 1 as of June 30, 2006. A breach of these covenants would give rise to certain lessor remedies under our various lease agreements, the most severe of which include the following: (a) termination of the applicable lease, (b) termination of certain of the tenant's lease rights, such as renewal rights and rights of first offer or negotiation relating to the purchase of the premises, and/or (c) a liquidated damages claim equal to the extent to which the accelerated rents under the applicable lease for the remainder of the lease term exceed the fair market rent over the same periods. As of June 30, 2006, we were in compliance with all our debt and lease agreement covenants.

Cash Flows for the Six Months Ended June 30, 2006 Compared to the Six Months Ended June 30, 2005

          Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and our agreements with our floor plan providers require us to repay amounts borrowed for the purchase of a vehicle immediately after the vehicle is sold. As a result, changes in floor plan notes payable are directly linked to changes in new vehicle inventory and therefore are an integral part of understanding changes in our working capital and operating cash flow. Consequently, we have provided a reconciliation of cash flow from operating activities and financing activities, as if all changes in floor plan notes payable were classified as an operating activity.

	For the Six Months Ended June 30,
	2006	2005
	(In thousands)
Reconciliation of cash provided by (used in) operating activities to adjusted cash provided by operating activities
Cash provided by (used in) operating activities	$105,685	$(77,696)
Floor plan notes payable — non-manufacturer affiliated, net	(98,181)	123,472

Cash provided by operating activities — as adjusted	$7,504	$45,776

Reconciliation of cash (used in) provided by financing activities to adjusted cash provided by (used in) financing activities
Cash (used in) provided by financing activities	$(94,977)	$97,686
Floor plan borrowings — non-manufacturer affiliated	(1,273,177)	(1,753,115)
Floor plan repayments — non-manufacturer affiliated	1,371,358	1,629,643

Cash provided by (used in) financing activities — as adjusted	$3,204	$(25,786)

Operating Activities —

          Net cash provided by operating activities totaled $105.7 million for the six months ended June 30, 2006. Net cash used in operating activities totaled $77.7 million for the six months ended June 30, 2005. Net cash provided by operating activities, as adjusted, totaled $7.5 million for the six months ended June 30, 2006, and $45.8 million for the six months ended June 30, 2005. Cash provided by operating activities, as adjusted, includes net income adjusted for non-cash items and changes in working capital, including changes in floor plan notes payable related to vehicle inventory. The $38.3 million decrease in our cash provided by operating activities, as adjusted, for the six months ended June 30, 2006, compared to the six months ended June 30, 2005, was primarily attributable to (i) $50.8 million related to the timing of inventory purchases and repayments of floor plan notes payable (including $21.0 million of repayments associated with six franchise divestitures discussed below); and (ii) $28.4 million related to the timing of payments of accounts payable and accrued liabilities and prepaid assets, including a $13.7 million payment associated with the expiration of three interest rate swaps, offset by $33.0 million related to the timing of collection of accounts receivable and contracts-in-transit.

          We borrowed $6.8 million from our floor plan facilities for the purchase of inventory in connection with one franchise acquisition during the six months ended June 30, 2005. We did not complete any acquisitions during the six months ended June 30, 2006. In connection with six and four franchise divestitures, we repaid $21.0 million and $4.7 million of floor plan notes payable during the six months ended June 30, 2006 and 2005, respectively. Acquisition and divestiture activity decreased our cash provided by operating activities, as adjusted, by $21.0 million for the six months ended June 30, 2006. Acquisition and divestiture activity increased our cash provided by operating activities, as adjusted, by $2.1 million for the six months ended June 30, 2005.

Investing Activities —

          Net cash provided by investing activities totaled $21.2 million for the six months ended June 30, 2006. Net cash used in investing activities totaled $37.0 million for the six months ended June 30, 2005. Cash flows from investing activities relate primarily to capital expenditures, acquisition and divestiture activity, sale of property and equipment and construction reimbursements from lessors in connection with our sale-leaseback agreements.

          Capital expenditures were $23.3 million for the six months ended June 30, 2006, and $35.2 million for the six months ended June 30, 2005. During the six months ended June 30, 2006 and 2005, $7.1 million and $18.2 million, respectively, of capital expenditures were financed or were pending financing through sale-leaseback agreements or mortgage notes payable. Our capital expenditures consisted of upgrades to our existing facilities and construction of new facilities. Future capital expenditures will relate primarily to upgrading existing dealership facilities and operational improvements that we expect will provide us with acceptable rates of return on our investments. During the six months ended June 30, 2006 and 2005, we received $3.1 million and $2.6 million, respectively, of construction reimbursements from lessors in connection with our sale-leaseback agreements. We expect that capital expenditures during 2006 will total between $60.0 million and $70.0 million, of which we intend to finance approximately 40% to 50% principally through sale-leaseback agreements.

          Cash used for acquisitions totaled $11.6 million for the six months ended June 30, 2005. We did not complete any acquisitions during the six months ended June 30, 2006.

          Proceeds from the sale of assets totaled $42.1 million for the six months ended June 30, 2006, and $8.0 million for the six months ended June 30, 2005. Included in proceeds from the sale of assets is the sale of six franchises (five dealership locations) during the six months ended June 30, 2006 and four franchises (two dealership locations) during the six months ended June 30, 2005. We completed the sale of the two remaining Thomason dealerships in Portland, Oregon in April 2006, for which we received approximately $14.6 million of net proceeds (approximately $22.2 million of gross proceeds less approximately $7.6 million of floor plan repayments). We continuously monitor the profitability and market value of our dealerships, specifically the 10% contributing the least amount of operating income, and may strategically divest non-profitable dealerships.

Financing Activities —

          Net cash used in financing activities totaled $95.0 million for the six months ended June 30, 2006. Net cash provided by financing activities totaled $97.7 million for the six months ended June 30, 2005. Net cash provided by financing activities, as adjusted, totaled $3.2 million for the six months ended June 30, 2006. Net cash used in financing activities, as adjusted, totaled $25.8 million for the six months ended June 30, 2005.

          During the six months ended June 30, 2006 and 2005, we repaid debt of $2.2 million and $42.0 million, respectively. The majority of repayments during the six months end June 30, 2005, resulted from our decision to repay approximately $29.0 million of our variable rate mortgage notes payable.

          During the six months ended June 30, 2006 and 2005, we received proceeds from the exercise of stock options of $3.9 million and $0.4 million, respectively.

          During the six months ended June 30, 2006 and 2005, proceeds from borrowings amounted to $1.0 million and $20.7 million, respectively, which related primarily to mortgage financing associated with the construction of dealership facilities.

Off-Balance Sheet Transactions

          We had no material off-balance sheet transactions during the periods presented other than those disclosed in Note 14 of our Condensed Consolidated financial statements filed on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

Stock Repurchase and Dividend Restrictions

          Pursuant to the indentures governing our 9% Senior Subordinated Notes due 2012, our 8% Senior Subordinated Notes due 2014 and our Committed Credit Facility, our ability to repurchase shares of our common stock or pay cash dividends is limited. As of June 30, 2006, our ability to repurchase shares or pay cash dividends was limited to an aggregate purchase price of $76.1 million due to these restrictions. We did not repurchase any shares of our common stock during 2006 or 2005. On July 31, 2006, our Board of Directors declared a quarterly dividend of $0.20 per common share payable on August 24, 2006 to shareholders of record as of August 11, 2006.

CRITICAL ACCOUNTING ESTIMATES

          Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. On an ongoing basis, management evaluates its estimates and assumptions and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting policies described below are those that most frequently require management to make estimates and judgments, and therefore are critical to understanding our results of operations. Senior management has discussed the development and selection of these accounting estimates and the related disclosures with the audit committee of our board of directors.

Inventories —

          Our inventories are stated at the lower of cost or market. We use the specific identification method to value our vehicle inventories and the "first-in, first-out" method ("FIFO") to account for our parts inventories. We maintain a reserve for specific inventory units where cost basis exceeds fair value. In assessing lower of cost or market for new and used vehicles, we consider (i) the aging of new and used vehicles, (ii) loss histories of new and used vehicles, (iii) the timing of annual and model changeovers of new vehicles and (iv) current market conditions. We very rarely sell new vehicles that have been in inventory for less than 300 days at a loss. Our new vehicle loss histories have indicated that our losses range between 1 to 4% of our new vehicle inventory that exceeded 300 days old. As of June 30, 2006, our new vehicle loss reserve was $0.3 million or 2.7% of new vehicle inventory over 300 days old. Each 1% change in our estimate would change our new vehicle reserve approximately $0.1 million. Our used vehicle loss histories have indicated that our losses range between 2 to 4% of our used vehicle inventory. As of June 30, 2006, our used vehicle loss reserve was $4.1 million or 3.3% of used vehicle inventory. A 1% change in our estimate of used vehicle losses would change Used Vehicle Cost of Sales by approximately $1.2 million.

Notes Receivable — Finance Contracts —

          As of June 30, 2006 and December 31, 2005, we had outstanding notes receivable from finance contracts of $23.8 million and $27.2 million, respectively. These notes have initial terms ranging from 12 to 60 months, and are collateralized by the related vehicles. The assessment of our allowance for credit losses considers historical loss ratios and the performance of the current portfolio with respect to past due accounts. We continually analyze our current portfolio against our historical performance. In addition, we attribute minimal value to the underlying collateral in our assessment of the reserve. Our loss histories indicate our future credit losses will be approximately 14% of notes receivable. Our allowance for credit losses was $3.3 million and $3.5 million as of June 30, 2006 and December 31, 2005, respectively. A 1% change in our estimate of notes receivable losses during the three and six months ended June 30, 2006 would change our Finance and Insurance, net by approximately $0.2 million.

F&I Chargeback Reserve —

          We receive commissions from the sale of vehicle service contracts, credit life insurance and disability insurance to customers. In addition, we receive commissions from financing institutions for arranging customer financing. We may be charged back ("chargebacks") for finance, insurance or vehicle service contract commissions in the event a contract is terminated. F&I commissions are recorded at the time the vehicles are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. This data is evaluated on a product-by-product basis. Our loss histories vary depending on the product but generally range between 7% and 18%. Our chargeback reserves were $14.0 million and $12.6 million as of June 30, 2006 and December 31, 2005, respectively. A 1% change in chargebacks of all our products during the three and six months ended June 30, 2006 would change Finance and Insurance, net by approximately $0.8 million.

Self Insurance Reserves —

          We are self insured for certain employee medical, workers compensation and general liability claims. We maintain stop loss insurance for individual and aggregate claims. We maintain and frequently review claim and loss histories to help us assess our future liability for these claims. In addition, we use professional service providers such as account administrators and actuaries to help us accumulate and assess this information. As of June 30, 2006, we had $5.7 million of insurance reserves for both known and unknown employee medical, workers compensation and general liability claims.

Goodwill and Other Intangible Assets —

          Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets. We have determined that based on how we operate our business, allocate resources, and regularly review our financial data and operating results that we qualify as a single reporting unit for purposes of testing goodwill for impairment. We evaluate our operations and financial results in the aggregate by dealership. The dealership general managers implement the strategy as determined by the corporate office in conjunction with our regional management teams, and have the independence and flexibility to respond effectively to local market conditions.

          The fair market value of our manufacturer franchise rights is determined at the acquisition date through discounting the projected cash flows attributable to each franchise. We have determined that manufacturer franchise rights have an indefinite life as there are no legal, contractual, economic or other factors that limit their useful lives and they are expected to generate cash flows indefinitely due to the historically long lives of the manufacturers' brand names. Due to the fact that manufacturer franchise rights are specific to the location in which we acquire a dealership, we have determined that the dealership is the reporting unit for purposes of testing for impairment.

          In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we do not amortize goodwill and other intangible assets that are deemed to have indefinite lives. We review goodwill and indefinite lived manufacturer franchise rights for impairment annually on October 1st of each year, or more often if events or circumstances indicate that impairment may have occurred. We are subject to financial statement risk to the extent that intangible assets become impaired due to decreases in the related fair market value of our underlying businesses.

RECENT ACCOUNTING PRONOUNCEMENTS

          In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48 "Accounting for Uncertainty in Income Taxes." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. We are currently evaluating the impact of FIN No. 48 on our condensed consolidated financial statements and disclosures.

          In October 2005, the FASB issued Staff Position ("FSP") No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period," which requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. This Staff Position is effective for reporting periods beginning after December 15, 2005. Accordingly, we adopted the provisions of FSP No. FAS 13-1 in January 2006 and currently expense all rent obligations incurred during the construction period.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

Adjusted cash provided by (used in) operating and financing activities

          Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and our agreements with our floor plan providers require us to repay amounts borrowed for the purchase of a vehicle immediately after the vehicle is sold. As a result, changes in floor plan notes payable are directly linked to changes in new vehicle inventory and therefore are an integral part of understanding changes in our working capital and operating cash flow. Consequently, we have provided a reconciliation of cash flow from operating activities and financing activities, as if all changes in floor plan notes payable were classified as an operating activity.

	For the Six Months Ended June 30,
	2006	2005
	(In thousands)
Reconciliation of cash provided by (used in) operating activities to adjusted cash provided by operating activities
Cash provided by (used in) operating activities	$105,685	$(77,696)
Floor plan notes payable — non-manufacturer affiliated, net	(98,181)	123,472

Cash provided by operating activities — as adjusted	$7,504	$45,776

Reconciliation of cash (used in) provided by financing activities to adjusted cash provided by (used in) financing activities
Cash (used in) provided by financing activities	$(94,977)	$97,686
Floor plan borrowings — non-manufacturer affiliated	(1,273,177)	(1,753,115)
Floor plan repayments — non-manufacturer affiliated	1,371,358	1,629,643

Cash provided by (used in) financing activities — as adjusted	$3,204	$(25,786)

Dealership generated F&I —

          We evaluate our F&I performance on a Per Vehicle Retailed ("PVR") basis by dividing our total F&I commissions by the number of retail vehicles sold. During 2003, we renegotiated a contract with a third party F&I product provider, which resulted in the recognition of income in 2006 and 2005 that was not attributable to retail vehicles sold during 2006 and 2005 (referred to as "corporate generated F&I"). During the second quarter of 2006, we decided to sell our remaining interest in the pool of extended service contracts that had been the source of our corporate generated F&I, which resulted in the recognition of a $3.4 million gain on the sale ("corporate generated F&I gain"). We believe that dealership generated F&I, which excludes the additional revenue derived from this contract, provides a more accurate measure of our F&I operating performance.

          The following table reconciles Finance and insurance, net to dealership generated F&I, and provides the necessary components to calculate dealership generated F&I PVR:

	For the Three Months Ended June 30,
	2006	2005
	(Dollars in thousands, except per vehicle data)
Reconciliation of Finance and insurance, net to dealership generated F&I:
Finance and insurance, net	$43,224	$39,064
Less: corporate generated F&I	(692)	(1,367)
Less: corporate generated F&I gain	(3,400)	—

Dealership generated F&I	$39,132	$37,697

Dealership generated F&I PVR	$875	$879

Retail units sold:
New retail units	28,329	27,449
Used retail units	16,414	15,425

Total retail units	44,743	42,874

	For the Six Months Ended June 30,
	2006	2005
	(Dollars in thousands, except per vehicle data)
Reconciliation of Finance and insurance, net to dealership generated F&I:
Finance and insurance, net	$78,844	$74,554
Less: corporate generated F&I	(1,685)	(2,570)
Less: corporate generated F&I gain	(3,400)	—

Dealership generated F&I	$73,759	$71,984

Dealership generated F&I PVR	$870	$890

Retail units sold:
New retail units	52,887	50,934
Used retail units	31,904	29,926

Total retail units	84,791	80,860

Adjusted SG&A Expenses as a percentage of adjusted gross profit

	For the Three Months Ended June 30,
	2006	2005
	(Dollars in thousands)
Adjusted SG&A expenses as a percentage of adjusted gross profit:
SG&A expenses	$171,715	$160,185
Abandoned strategic project expenses	(1,417)	—
Stock-based compensation expense	(927)	—

Adjusted SG&A expenses	$169,371	$160,185

Gross profit	$228,782	$209,459
Corporate generated F&I gain	(3,400)	—

	$225,382	$209,459

Adjusted SG&A expenses as a percentage of adjusted gross profit	75.1%	76.5%

	For the Six Months Ended June 30,
	2006	2005
	(Dollars in thousands)
Adjusted SG&A expenses as a percentage of adjusted gross profit:
SG&A expenses	$337,364	$318,552
Reorganization expenses	—	(3,566)
Abandoned strategic project expenses	(1,658)	—
Stock-based compensation expense	(2,296)	—

Adjusted SG&A expenses	$333,410	$314,986

Gross profit	$440,112	$403,956
Corporate generated F&I gain	(3,400)	—

	$436,712	$403,956

Adjusted SG&A expenses as a percentage of adjusted gross profit	76.3%	78.0%

Adjusted income from continuing operations

	For the Three Months Ended June 30,
	2006	2005
	(In thousands)
Adjusted income from continuing operations:
Net income	$19,004	$15,986
Discontinued operations, net of tax	420	1,065

Income from continuing operations	19,424	17,051
Corporate generated F&I gain, net of tax	(2,125)	—
Abandoned strategic project expenses, net of tax	886	—
Stock-based compensation expense, net of tax	579	—

Adjusted income from continuing operations	$18,764	$17,051

	For the Six Months Ended June 30,
	2006	2005
	(In thousands)
Adjusted income from continuing operations:
Net income	$31,557	$25,627
Discontinued operations, net of tax	1,436	1,225

Income from continuing operations	32,993	26,852
Corporate generated F&I gain, net of tax	(2,125)	—
Reorganization expenses, net of tax	—	2,229
Abandoned strategic project expenses, net of tax	1,036	—
Stock-based compensation expense, net of tax	1,435	—

Adjusted income from continuing operations	$33,339	$29,081

SELLING STOCKHOLDERS

          The following table sets forth, as of the date of this prospectus supplement, the names of persons that may be selling stockholders under this prospectus supplement and their beneficial ownership of our outstanding common stock. The selling stockholders listed in the table below have indicated their intention to sell the number of shares of our common stock set forth below. We have prepared the table based on information given to us by, or on behalf of the selling stockholders on or before September 6, 2006. The number of shares listed below in the column "Shares Beneficially Owned After the Offering Without Over-Allotment" assumes the sale of all the common stock listed below in the column "Shares Offered Hereby".

	Shares Beneficially Owned Prior to the Offering
				Shares Beneficially Owned After the Offering Without Over-Allotment(4)
Name of Beneficial Owner			Shares Offered Hereby
	Shares	Percent(3)		Number	Percent(3)
Asbury Automotive Holdings L.L.C.(1)(2)	17,550,743	52.7%
[Other Selling Stockholders]

*
Less than 1%.

(1)
Ripplewood Partners L.P. is the owner of approximately 51% of the membership interests of Asbury Automotive Holdings L.L.C. and is deemed to be a member of a group that owns the shares of Asbury Automotive Holdings L.L.C., and is a party to the Shareholders Agreement described in the accompanying prospectus under "Description of Capital Stock — Certain Anti-takeover and Other Provisions of the Charter and Bylaws — Shareholders Agreement". The business address of Ripplewood Partners, L.P. is One Rockefeller Plaza, 32nd Floor, New York, New York 10020. Under the terms of the Shareholders Agreement, Ripplewood Partners L.P., through its control over Asbury Automotive Holdings L.L.C., has voting control over approximately 61% of our outstanding common stock prior to any offering pursuant to this prospectus.

(2)
FS Equity Partners III, L.P., FS Equity Partners International L.P. and FS Equity Partners IV, L.P., investment funds affiliated with Freeman Spogli & Co., are the owners of approximately 49% of the membership interests of Asbury Automotive Holdings L.L.C. and are deemed to be members of a group that owns the shares of Asbury Automotive Holdings L.L.C., and are parties to the Shareholders Agreement described in the accompanying prospectus under "Description of Capital Stock — Certain Anti-takeover and Other Provisions of the Charter and Bylaws — Shareholders Agreement." The business address of Freeman Spogli & Co., FS Equity Partners III, L.P and FS Equity Partners IV, L.P. is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International L.P. is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.

(3)
Based on 33,325,047 shares of our common stock outstanding (net of 1,537,576 treasury shares) as of September 6, 2006.

(4)
Any shares sold pursuant to the exercise of the over-allotment option will be shares owned by Asbury Automotive Holdings L.L.C.

UNDERWRITING

          The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Wachovia Capital Markets, LLC
Stephens Inc.

Total	8,000,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares from certain selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,200,000 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                        per share from the initial public offering price. If all the shares are not sold at the initial public offering price, Goldman, Sachs & Co. may change the offering price and the other selling terms.

          Asbury, Asbury Automotive Holdings L.L.C. and the other selling stockholders have agreed with the underwriters that they will not, without the prior consent of Goldman, Sachs & Co., on behalf of the underwriters, dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days thereafter with respect to Asbury and Asbury Automotive Holdings L.L.C., and 45 days thereafter with respect to the selling stockholders other than Asbury Automotive Holdings L.L.C., subject to an exception that permits Asbury to issue a number of shares equal to 10% of the total number of common shares outstanding immediately after this offering in connection with acquisitions, provided that the recipients of those shares agree to be bound by the lock-up provisions for the duration of the 90 days. These lock-up agreements do not apply to grants by Asbury under existing employee benefit plans. In addition, Asbury's named executive officers and directors have agreed with the underwriters to be bound by the restrictions described above from the date of this prospectus continuing through the date 90 days thereafter.

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from certain selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

          Each of the underwriters has represented and agreed that:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) ("FSMA") except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority ("FSA");

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or

(iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                  .

          The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they have received or will receive customary fees and expenses.

INCORPORATION BY REFERENCE

          We are incorporating by reference the information that we file with the SEC, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K) until all of the shares of common stock offered by this prospectus supplement are sold. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed "filed" with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

  •
  Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 16, 2006;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006; and

  •
  Current Reports on Form 8-K filed on February 2, 2006, March 1, 2006, March 7, 2006, July 13, 2006, July 19, 2006, August 7, 2006, August 10, 2006, and September 7, 2006.

          Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference in this prospectus, will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supercedes the statement. Any such statement or document so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Asbury Automotive Group, Inc.
622 Third Avenue
37th Floor
New York, New York 10017
Telephone: (212) 885-2500

VALIDITY OF THE SHARES

          The validity of the shares of common stock offered hereby will be passed upon for us by Lynne A. Burgess, our general counsel, and by Cravath, Swaine & Moore LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

          The consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2005, filed on Form 8-K on September 7, 2006, and incorporated by reference in this prospectus supplement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          With respect to the unaudited interim financial information for the periods ended June 30, 2006 and 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because this report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

23,355,445 Shares

Common Stock

        The Selling Stockholders identified in this prospectus may offer and sell, from time to time, in one or more offerings, the common stock described herein. You should carefully read this prospectus and the supplements before you decide to invest in any of these securities.

        Asbury will not receive any of the proceeds from sales of the shares of common stock by the selling stockholders covered by this prospectus.

        The distribution of the common stock by these selling stockholders may be effected from time to time, including:

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  in underwritten public offerings;

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  in ordinary brokerage transactions on securities exchanges, including the New York Stock Exchange;

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  to or through brokers or dealers who may act as principal or agent; or

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  in one or more negotiated transactions.

        The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement. See "Plan of Distribution" for a further description of how the selling stockholders may dispose of the shares covered by this prospectus.

        The common stock is listed on the New York Stock Exchange under the symbol "ABG". The last reported sale price of the common stock on March 29, 2005 was $15.03 per share.

        See "Risk Factors" on page 2 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Prospectus dated April 4, 2005.

MANUFACTURER DISCLAIMER

        No manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus, the documents incorporated by reference herein or in the offering being made hereby. No manufacturer or distributor has been authorized to make any statements or representations in connection with this prospectus, and no manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus.

i

Our Company

        We are one of the largest automotive retailers in the United States, operating 130 franchises at 94 dealership locations as of March 9, 2005. We offer our customers an extensive range of automotive products and services including new and used vehicles and related financing, vehicle maintenance and repair services, replacement parts and warranty, insurance and extended service contracts. For the year ended December 31, 2004, our revenues were approximately $5.3 billion and our net income was approximately $50.1 million.

        Our principal executive offices are located at 622 Third Avenue, 37th Floor, New York, New York 10017. Our telephone number is (212) 885-2500. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus.

RISK FACTORS

        You should carefully consider the following risks and other information in this prospectus and any prospectus supplement and information incorporated herein by reference before deciding to invest in our common stock. If any of the following risks and uncertainties actually occur, our business' financial condition or operating results may be materially and adversely affected. In this event, the trading price of our common stock may decline and you may lose part or all of your investment.

Risk Factors Related To Our Dependence On Vehicle Manufacturers

If we fail to obtain renewals of one or more of our dealer agreements on favorable terms, if certain of our franchises are terminated, or if certain manufacturers' rights under their agreements with us are triggered, our operations may be adversely affected.

        Each of our dealerships operates under the terms of a dealer agreement with the manufacturer (or manufacturer-authorized distributor) of each new vehicle brand it carries. Our dealerships may obtain new vehicles from manufacturers, sell new vehicles and display vehicle manufacturers' trademarks only to the extent permitted under dealer agreements. As a result of the terms of our dealer agreements and our dependence on these franchise rights, manufacturers exercise a great deal of control over our day-to-day operations and the terms of our dealer agreements govern key aspects of our operations, acquisition strategy and capital spending.

        Most of our dealer agreements provide the manufacturer with the right to terminate the agreement or refuse to renew it after the expiration of the term of the agreement under specified circumstances. We cannot assure you we will be able to renew any of our existing dealer agreements or that we will be able to obtain renewals on favorable terms. Specifically, many of our dealer agreements provide that the manufacturer may terminate the agreement or direct us to divest the subject dealership if there is a change of control of the dealership. Some of our dealer agreements also provide the manufacturer with the right of first refusal to purchase from us any franchise we seek to sell. Provisions such as these may provide manufacturers with superior bargaining positions in the event that they seek to terminate our dealer agreements or renegotiate the agreements on terms that are disadvantageous to us. Our results of operations may be materially and adversely affected to the extent that our franchise rights become compromised or our operations restricted due to the terms of our dealer agreements or if we lose franchises representing a significant source of our revenues.

        In addition, we have agreements with Toyota which provide that in the event that our payment obligations under our credit facility or our 9% Senior Subordinated Notes due 2012 (the "9% Notes") are accelerated or demand for payment is made under our subsidiaries' guarantees of the credit facility or our 9% Notes, Toyota will have the right to purchase our Toyota and Lexus dealerships for cash at their fair market value, unless the acceleration or demand is waived within a cure period of no less than 30 days after Toyota's notification of its intent to exercise its right to purchase. If fair market value cannot be agreed by the parties, it will be determined by an independent nationally recognized and experienced appraiser. We also have an agreement with Ford that provides if any of the lenders of our credit facility or floor plan facilities accelerate those payment obligations, or if we are notified of any default under our credit facility, then Ford may exercise its right to acquire our Ford, Lincoln and Mercury dealerships for their fair market value.

Our failure to meet manufacturer consumer satisfaction, financial or sales performance requirements may adversely affect our ability to acquire new dealerships and our profitability.

        Many manufacturers attempt to measure customers' satisfaction with their experience in our sales and service departments through rating systems that are generally known as consumer satisfaction indexes ("CSI"), augmenting manufacturers' monitoring of dealerships' financial and sales performance. At the time we acquire a dealership or enter into a new dealership or framework agreement, several manufacturers establish certain sales or performance criteria for that dealership, in some cases in the form of a business plan. In the event that that dealership is unable to meet these goals, we may be prevented from making future acquisitions, which would have an adverse effect on our ability to grow. Manufacturers may use these performance indicators, as well as sales performance numbers, as factors in evaluating applications for acquisitions. The components of these performance indicators have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. Some of our dealerships have had difficulty from time to time meeting these standards. We cannot assure you that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to our acquisition of one of its franchises if it determines our dealerships do not comply with its performance standards. This may impede our ability to execute our acquisition strategy. In addition, we receive payments from certain manufacturers based, in part, on CSI scores, and future payments may be materially reduced or eliminated if our CSI scores decline.

Manufacturers' restrictions on acquisitions may limit our future growth.

        We are generally required to obtain manufacturer consent before we can acquire any additional dealerships. In addition, many of our dealer agreements and the additional provisions contained in supplemental agreements, framework agreements, dealer addenda and manufacturers' policies, collectively referred to as "framework agreements", require that we meet certain customer service and sales performance standards as a condition to additional dealership acquisitions. We cannot assure you that we will meet these performance standards and that manufacturers will consent to future acquisitions, which may deter us from being able to take advantage of market opportunities and restrict our ability to expand our business. The process of applying for and obtaining manufacturer consents can take a significant amount of time, generally 60 to 90 days or more. Delays in consummating acquisitions caused by this process may negatively affect our ability to acquire dealerships that we believe will produce acquisition synergies and integrate well to our overall growth strategy. In addition, manufacturers typically establish minimum capital requirements for each of their dealerships on a case-by-case basis. As a condition to granting consent to a proposed acquisition, a manufacturer may require us to remodel and upgrade our facilities and capitalize the subject dealership at levels we would not otherwise choose, causing us to divert our financial resources from uses that management believes may be of higher long-term value to us. Furthermore, the exercise by manufacturers of their right of first refusal to acquire a dealership may prevent us from acquiring dealerships that we have identified as important to our growth, thereby having an adverse affect on our business.

        Many vehicle manufacturers place limits on the total number of franchises that any group of affiliated dealerships may obtain. Certain manufacturers place limits on the number of franchises or share of total brand vehicle sales maintained by an affiliated dealership group on a national, regional or local basis. Manufacturers may also tailor these types of restrictions to particular dealership groups. Because of our current franchise mix, we are close to our franchise ceilings with Toyota, Lexus, Acura and Jaguar. If we reach the franchise limits, we may be prevented from making further acquisitions, which could affect our growth. While we have not reached a numerical limit with Ford, we have a dispute over whether our performance should limit additional acquisitions at this time. However, we do not believe our inability to acquire additional Ford dealerships will have a material affect on our business.

If state dealer laws are repealed, weakened or superseded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their dealer agreements.

        State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a dealer agreement unless it has first provided the dealer with written notice setting forth "good cause" and stating the grounds for termination or non-renewal. Some state dealer laws allow dealers to file protests or petitions or attempt to comply with the manufacturers' criteria within the notice period to avoid the termination or non-renewal. Though unsuccessful to date, manufacturers' lobbying efforts may lead to the repeal or revision of state dealer laws. We have framework agreements with certain of our manufacturers. Among other provisions, these agreements attempt to limit the protections available to dealers under state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their dealer agreements upon expiration. In addition, in some states these laws restrict the ability of automobile manufacturers to compete directly in the retail market in the future. If manufacturers obtain the ability to directly retail vehicles and do so in our markets, such competition could have a material adverse effect on us.

Manufacturers' restrictions regarding a change in our stock ownership may result in the termination or forced sale of our franchises, which could have a material adverse effect on our ability to grow and may adversely impact the value of our common stock.

        Some of our dealer agreements with manufacturers prohibit transfers of any ownership interests of a dealership or, in some cases, its parent, without manufacturer consent. Our agreements with several manufacturers provide that, under certain circumstances, we may lose (either through termination or forced sale) the franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restrictions) or if a person or entity acquires the right to vote 20% or more of our common stock without the approval of the applicable manufacturer. This trigger level can fall to as low as 5% if another vehicle manufacturer or a person with a criminal record is the entity acquiring the ownership interest or voting rights.

        One manufacturer, Toyota, in addition to imposing the restrictions previously mentioned, provides that we may be required to sell our Toyota franchises (including Lexus) if without its consent the owners of our equity prior to our initial public offering in March 2002 cease to control a majority of our voting stock or if Timothy C. Collins ceases to indirectly control us.

        Violations by our stockholders of these ownership restrictions are generally outside of our control and may result in the termination or non-renewal of our dealer and framework agreements or forced sale of one or more franchises, which may have a material adverse effect on us. These restrictions may also prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock. We currently intend to seek the consent of Toyota or other manufacturers before any offering of shares pursuant to this prospectus or a prospectus supplement that, without such consent, would be a violation of these Toyota or other manufacturers' restrictions.

Our dealers depend upon vehicle sales and, therefore, their success depends in large part upon customer demand for the particular vehicle lines they carry.

        The success of our dealerships depends in large part on the overall success of the vehicle lines they carry. New vehicle sales generate the majority of our total revenue and lead to sales of higher-margin products and services, such as finance and insurance products and parts and service operations. Although we have sought to limit our dependence on any one vehicle brand, we have focused our new vehicle sales operations in mid-line import and luxury brands.

        For the year ended December 31, 2004, brands representing 5% or more of our revenues from new vehicle retail sales were as follows:

Brand	% of Total New Vehicle Retail Sales
Honda	18%
Nissan	10%
Ford	9%
Toyota	8%
Mercedes-Benz	7%
BMW	6%
Lexus	5%

        No other brand accounted for more than 5% of our total new vehicle retail sales revenue for the year ended December 31, 2004.

If we fail to obtain a desirable mix of popular new vehicles from manufacturers, our profitability will be negatively impacted.

        We depend on manufacturers to provide us with a desirable mix of popular new vehicles. Typically, popular vehicles produce the highest profit margins but tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among their franchised dealerships based on the sales history of each dealership. If our dealerships experience prolonged sales slumps, those manufacturers will cut back their allotments of popular vehicles to our dealerships and new vehicle sales and profits may decline.

If automobile manufacturers discontinue incentive programs, our sales volumes may be materially and adversely affected.

        Our dealerships depend on manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support new vehicle sales. Manufacturers often make many changes to their incentive programs during each year. Some key incentive programs include:

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  customer rebates on new vehicles;

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  dealer incentives on new vehicles;

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  special financing or leasing terms; and

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  warranties on new and used vehicles.

        A reduction or discontinuation of key manufacturers' incentive programs may reduce our new vehicle sales volume resulting in decreased vehicle sales and related revenues.

Adverse conditions affecting one or more manufacturers may negatively impact our profitability.

        The success of each of our dealerships depends to a great extent on vehicle manufacturers':

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  financial condition;

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  marketing efforts;

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  vehicle design;

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  production capabilities;

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  reputation;

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  management; and

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  labor relations.

Adverse conditions affecting these and other important aspects of manufacturers' operations and public relations may adversely affect our ability to market their automobiles to the public and, as a result, significantly and detrimentally affect our profitability.

Risks Related To Our Acquisition Strategy

If we are unable to acquire and successfully integrate additional dealerships, we will be unable to realize desired results from our growth through acquisition strategy and acquired operations will drain resources from comparatively profitable operations.

        We believe that the automobile retailing industry is a mature industry in which we expect relatively slow growth in industry unit sales. Accordingly, we believe that our future growth depends in large part on our ability to acquire additional dealerships, manage expansion, control costs in our operations and consolidate acquired dealerships into our organization. In pursuing our strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

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  failing to obtain manufacturers' consents to acquisitions of additional franchises;

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  incurring significant transaction related costs for both completed and failed acquisitions;

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  incurring significantly higher capital expenditures and operating expenses;

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  failing to integrate the operations and personnel of the acquired dealerships;

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  incurring undiscovered liabilities at acquired dealerships;

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  disrupting our ongoing business and diverting our management resources;

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  impairing relationships with employees, manufacturers and customers as a result of changes in management; and

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  incorrectly valuing acquired entities.

        We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable. If we incorrectly value acquisition targets or fail to successfully integrate acquired businesses we may be required to take write downs of the goodwill attributed to the acquired businesses, which could be significant. See "Risk Factors Related to our Dependence on Vehicle Manufacturers—Manufacturers' restrictions on acquisitions may limit our future growth."

We may be unable to capitalize on acquisition opportunities because of financing constraints.

        We have substantial indebtedness and, as a result, significant debt service obligations. Our substantial indebtedness could limit the future availability of debt financing to fund acquisitions. We would like the ability to finance our platform acquisitions in part by issuing shares of our common stock. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of our common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. We may also be prevented from issuing shares of common stock to finance acquisitions because of manufacturers' stock ownership restrictions under our dealer agreements. See "Risk Factors Related to our Dependence on Vehicle Manufacturers—Manufacturers' restrictions regarding a change in our stock ownership may result in the termination or forced sale of our franchises, which could have a material adverse effect on our ability to grow and may adversely impact the value of our common stock."

        We cannot assure you that we will be able to obtain additional capital in the future by issuing stock or additional debt securities, and using cash to complete acquisitions may substantially limit our operating or financial flexibility or our ability to meet our debt service obligations. Furthermore, if we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which may materially and adversely affect our growth strategy.

The competition with other dealer groups to acquire automotive dealerships is intense, and we may not be able to fully implement our growth through acquisition strategy if attractive targets are acquired by competing groups or priced out of our reach due to competitive pressures.

        We believe that the United States automotive retailing market is fragmented and offers many potential acquisition candidates that meet our targeting criteria. However, we compete with several other national, regional and local dealer groups, some of which may have greater financial and other resources. Competition with existing dealer groups and dealer groups formed in the future for attractive acquisition targets may result in fewer acquisition opportunities and increased acquisition costs. We will have to forego acquisition opportunities to the extent that we cannot negotiate acquisitions on acceptable terms.

Risks Related To Competition

Substantial competition in automobile sales and services may adversely affect our profitability.

        The automotive retailing and servicing industry is highly competitive with respect to price, service, location and selection. Our competition includes:

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  franchised automobile dealerships in our markets that sell the same or similar new and used vehicles that we offer;

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  other national or regional affiliated groups of franchised dealerships;

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  privately negotiated sales of used vehicles;

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  Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;

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  sales of used vehicles by rental car companies;

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  service center chain stores; and

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  independent service and repair shops.

        We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new and used vehicles. Our dealer agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply our dealerships.

Risks Related To The Automotive Industry

Our business will be harmed if overall consumer demand suffers from a severe or sustained downturn.

        Our business is heavily dependent on consumer demand and preferences. Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as the level of discretionary personal income, credit availability and interest rates. Future recessions may have a material adverse effect on our retail business, particularly sales of new and used automobiles. In addition, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/SUV models (which typically provide higher profit margins to retailers) to smaller, more economical vehicles (which typically have lower margins).

Our business may be adversely affected by unfavorable conditions in our local markets, even if those conditions are not prominent nationally.

        Our performance is also subject to local economic, competitive and other conditions prevailing in our various geographic areas. Our dealerships currently are located in the Atlanta, Austin, Chapel Hill, Charlotte, Charlottesville, Dallas-Fort Worth, Fayetteville, Fort Pierce, Fresno, Greensboro, Greenville, Houston, Jackson, Jacksonville, Little Rock, Los Angeles, Orlando, Portland, Rancho Santa Margarita, Richmond, Sacramento, St. Louis and Tampa markets and our results of operations therefore depend substantially on general economic conditions and consumer spending levels in those areas.

The seasonality of the automobile retail business magnifies the importance of our second and third quarter results.

        The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the first and fourth quarters of each year. Accordingly, we expect our revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters. If conditions surface during the second or third quarters that retard automotive sales, such as severe weather in the geographic areas in which our dealerships operate, war, high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected.

Our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles or parts profitably.

        A significant portion of our new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in other countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices.

Other Risks Related To Our Business

Our substantial leverage could adversely affect our ability to operate our business and adversely impact our compliance with our credit facility and other debt covenants.

        We are highly leveraged and have significant debt service obligations. As of December 31, 2004, we had total debt of $529.2 million, excluding floor plan notes payable. In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes, subject to the restrictions contained in our credit facility and the indentures governing our 9% Notes and our 8% Senior Subordinated Notes due 2014 (the "8% Notes"). We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

        In addition, the operating and financial restrictions and covenants in our debt instruments, including our credit facility and the indentures under our 9% Notes and our 8% Notes, may adversely affect our ability to finance our future operations or capital needs or to pursue certain business activities. In particular, our credit facility requires us to maintain certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required financial ratios could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under our credit facility, the Lenders thereunder could accelerate the payment of all borrowings outstanding, together with accrued and unpaid interest and other fees, and require us to apply all of our available cash to repay these borrowings or prevent us from making debt service payments on our 9% Notes and our 8% Notes, any of which would be an event of default under the respective indentures for such Notes. Our substantial debt service obligations could increase our vulnerability to adverse economic or industry conditions.

Our capital costs and our results of operations may be materially and adversely affected by a rising interest rate environment.

        We generally finance our purchases of new vehicle inventory and have the ability to finance the purchase of used vehicle inventory using floor plan credit facilities under which we are charged interest at floating rates. In addition, we obtain capital for general corporate purposes, dealership acquisitions and real estate purchases and improvements under predominantly floating interest rate credit facilities. Therefore, excluding the potential mitigating effects from interest rate hedging techniques, our interest expenses will rise with increases in interest rates. Rising interest rates are generally associated with increasing macroeconomic business activity and improvements in gross domestic product. However, rising interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicle sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues. Given our debt composition as of December 31, 2004, each one percent increase in market interest rates would increase our total annual interest expense, including floor plan interest, by $9.0 million.

        We receive interest credit assistance from certain automobile manufacturers, which is reflected as a reduction in the cost of inventory on the balance sheet. Although we can provide no assurance as to the amount of future floor plan credits, it is our expectation, based on historical experience, that an increase in prevailing interest rates would result in increased interest credit assistance from certain automobile manufacturers.

Governmental regulations and environmental regulation compliance costs may adversely affect our profitability.

        We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection and privacy laws, wage and hour, anti-discrimination and other employment practices laws, and environmental requirements governing, among other things, discharges into the air and water, aboveground and underground storage of petroleum substances and chemicals, handling and disposal of wastes and remediation of contamination arising from spills and releases. If we or our employees at the individual dealerships violate these laws and regulations, we may be subject to civil and criminal penalties, or a cease and desist order may be issued against our operations that are not in compliance. Our future acquisitions may also be subject to governmental regulation, including antitrust reviews. Future laws and regulations relating to our business may be more stringent than current laws and regulations and require us to incur significant additional costs.

Our business and financial results may be adversely affected by claims alleging violations of laws and regulations related to our advertising, sales, and finance and insurance activities.

        Our business is highly regulated. In the past several years, private plaintiffs and state attorneys general have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles. The conduct of our business is subject to numerous federal, state and local laws and regulations regarding unfair, deceptive and/or fraudulent trade practices (including advertising, marketing, sales, insurance, repair and promotion practices), truth-in-lending, consumer leasing, fair credit practices, equal credit opportunity, privacy, insurance, motor vehicle finance, installment finance, closed-end credit, usury and other installment sales. Vehicle lessors could be subject to claims of negligent leasing in connection with their lessees' vehicle operation. We could be susceptible to such claims or related actions if we fail to operate our business in accordance with practices designed to avert such liability. Claims arising out of actual or alleged violations of law may be asserted against us or any of our dealers by individuals, either individually or through class actions, or by governmental entities in civil or criminal investigations and proceedings. Such actions may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations.

The loss of key personnel may adversely affect our business.

        Our success depends to a significant degree upon the continued contributions of our management team, particularly our senior management and service and sales personnel. Manufacturer dealer agreements may require the prior approval of the applicable manufacturer before any change is made in dealership general managers. The loss of the services of one or more of these key employees may materially impair the efficiency and productivity of our operations.

        In addition, we may need to hire additional managers as we expand. Potential acquisitions are viable to us only if we are able to retain experienced managers or obtain replacement managers should the owner/manager retire. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers may adversely affect the ability of our dealerships to conduct their operations in accordance with the standards set by our headquarters management.

        We depend on our executive officers as well as other key personnel. Not all our key personnel are bound by employment agreements, and those with employment agreements are bound only for a limited period of time. Further, we do not maintain "key man" life insurance policies on any of our executive officers or key personnel. If we are unable to retain our key personnel, we may be unable to successfully develop and implement our business plans.

Our principal stockholders have substantial influence over us and they may have interests different from your interests.

        Our principal stockholders, Ripplewood Partners L.P. and Freeman Spogli & Co., beneficially own over 50% of our outstanding common stock. In addition, these entities have entered into a shareholders agreement with several of our other stockholders, who collectively owned 17.8% of our common stock as of March 9, 2005, pursuant to which the other stockholders are required to vote their stock with Ripplewood and Freeman Spogli. In addition, Ripplewood and Freeman Spogli both have representatives that are members of our board of directors. As a result, these principal stockholders have the ability to control us and direct our affairs and business.

        Although Asbury Automotive Holdings is registering shares of common stock for sale from time to time through this prospectus, we do not know Asbury Automotive Holdings' specific future plans as to its holdings of our common stock and cannot give you any assurances that its actions will not negatively affect our common stock in the future. For example, Asbury Automotive Holdings has from time to time had discussions with our competitors regarding potential business combinations involving us. Any potential combination, as well as any sales of common stock pursuant to this prospectus, could lead to a change of control if an entity or a group of entities acquires a substantial percentage of our common stock, which in turn may lead to defaults under our credit facility and senior subordinated notes. If such defaults were to occur, the lenders under our credit facility and holders of our senior subordinated notes may declare all outstanding borrowings, together with accrued and unpaid interests on other fees, immediately due and payable.

        Pursuant to our shareholders agreement, the signatories are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

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  persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings' nominees); and

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  any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

Future changes in financial accounting standards or practices or existing taxation rules or practices may affect our reported results of operations.

        A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practices have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, any changes requiring that we record compensation expense in the statement of operations for employee stock options using the fair value method or changes in existing taxation rules related to stock options could have a significant negative effect on our reported results. The Financial Accounting Standards Board has announced a change to generally accepted accounting principles in the United States that will require us to record charges to earnings for employee stock option grants. This requirement will negatively impact our earnings in the future. For example, recording a charge for employee stock options granted through December 31, 2004 under Statement of Financial Accounting Standards No. 123 (revised 2004) "Accounting for Stock-Based Compensation," would have reduced our net income by $5.1 million for the year ended December 31, 2004.

General Risks Related to Investing in Our Common Stock

Concentration of voting power and anti-takeover provisions of our charter, bylaws, Delaware law and our dealer agreements may reduce the likelihood of any potential change of control.

        Ripplewood, through its control of Asbury Automotive Holdings, currently controls 53.8% of our common stock. Further, under the shareholders agreement, Ripplewood currently has the power to cause all signatories (who, together with Asbury Automotive Holdings, collectively owned 71.6% of our common equity as of March 9, 2005) to vote in favor of Asbury Automotive Holdings' nominees to our board of directors.

        This concentration of voting power and certain provisions of our charter and bylaws may have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a shareholder might consider favorable. These provisions include:

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  providing that no more than one-third of the members of our board of directors stand for re-election by the shareholders at each annual meeting;

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  permitting the removal of a director from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding;

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  vesting the board of directors with sole power to set the number of directors;

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  allowing a special meeting of the shareholders to be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the common stock outstanding, by our president, by our chief executive officer or by a majority of our board of directors;

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  prohibiting shareholder action by written consent;

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  requiring the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding to effect certain amendments to our charter or by-laws; and

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  requiring formal advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at shareholders' meetings.

        In addition, Delaware law makes it difficult for shareholders who have recently acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without shareholder approval. Any series of preferred stock is likely to be senior to the common stock with respect to dividends, liquidation rights and, possibly, voting rights. Our board's ability to issue preferred stock may also have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock. Finally, restrictions imposed by some of our dealer agreements may impede or prevent any potential consensual or unsolicited change of control.

        Under the terms of the options granted under our 1999 option plan and our 2002 stock option plan, many option grants will fully vest and become immediately exercisable upon a change in control of us, which, together with severance arrangements and other change of control provisions contained in several of our employment agreements with our executives, may further deter a potential acquisition bid.

Shares eligible for future sale, including shares owned by Asbury Automotive Holdings, may cause the market price of our common stock to drop significantly, even if our business is doing well.

        The potential sale of substantial amounts of our common stock held by people and entities who were owners of our equity prior to our initial public offering, as well as our directors, officers and employees, in the public market in offerings pursuant to this prospectus or otherwise, may adversely affect the market price of the common stock, as these sales may be viewed by the public as an indication of an upcoming or recent occurring shortfall in the financial performance of our company. We currently have 32,600,821 shares of common stock outstanding (net of 1,586,587 treasury shares) (based on the number of shares outstanding as of March 9, 2005), including 17,550,743 shares owned by Asbury Automotive Holdings. Significant sales of our common equity by Asbury Automotive Holdings may cause the market price of our common stock to drop significantly.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements relating to goals, plans and projections regarding our financial position, results of operations, market position, product development and business strategy under the headings "Risk Factors" and "Plan of Distribution." These statements are based on management's current expectations and involve significant risks and uncertainties that may cause results to differ materially from those set forth in the statements. These risks and uncertainties include, among other things:

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  market factors,

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  our relationships with vehicle manufacturers and other suppliers,

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  risks associated with our substantial indebtedness,

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  risks related to pending and potential future acquisitions, and

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  general economic conditions both nationally and locally, and governmental regulations and legislation.

        There can be no guarantees our plans for future operations will be successfully implemented or that they will prove to be commercially successful. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        All of the shares of our common stock offered by this prospectus will be sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

        Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of March 9, 2005, there were 32,600,821 shares of our common stock outstanding (net of 1,586,587 treasury shares) and no shares of preferred stock outstanding.

        Common Stock.    Each holder of common stock is entitled to one vote per share of record on all matters to be voted on by the stockholders. Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared in the discretion of our board of directors out of funds legally available therefor. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our stock. Shares of our common stock are not subject to any redemption provisions and are not convertible into any other of our securities. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to the offering will be upon payment therefor, fully paid and non-assessable.

        Preferred Stock.    From time to time, our board of directors may authorize the issuance of preferred stock in one or more series. Subject to the provisions of our charter and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions

  •
  to issue the shares,

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  to fix the number of shares and to change the number of shares constituting any series, and

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  to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

        One of the effects of having undesignated preferred stock is to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and protect the continuity of our management. Although it presently has no intention to do so, the board of directors could authorize the issuance of preferred stock that may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

Certain Anti-takeover and Other Provisions of the Charter and Bylaws

        Limitations on Removal of Directors.    Shareholders may remove a director only for cause upon the affirmative vote of holders of at least 80% of the voting power of the outstanding shares of common stock. Our board of directors, and not our shareholders, have the right to appoint persons to fill vacant seats on our board of directors. In addition, our certificate of incorporation provides for a classified board of directors and the inability of stockholders to vote cumulatively for directors.

        Our Shareholders May Not Act by Written Consent.    Our corporate charter provides that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special shareholders' meeting. Special meetings of the shareholders may be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the outstanding common stock.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. Our shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our shareholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary of such shareholder's intention to bring such business before such meeting. Under our shareholder notice procedure, for notice of shareholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the 120th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of our annual meeting of shareholders is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of such annual meeting is first made by us.

        Notwithstanding the foregoing, in the event that the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our secretary not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our shareholder notice procedure, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

        In addition, under our shareholder notice procedure, a shareholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our by-laws.

        Notwithstanding the above, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders to present a nomination or business, the nomination will be disregarded and the proposed business will not be transacted, notwithstanding that proxies in respect of the vote may have been received by us.

        Amendment.    Our charter provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the charter relating to:

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  the number, election and term of our directors;

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  the nomination of director candidates and the proposal of business by shareholders;

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  the filling of vacancies; and

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  the removal of directors.

Our charter further provides that the related by-laws described above, including the shareholder notice procedure, may be amended only by our board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

        Business Combinations under Delaware Law.    We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested shareholder" (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a merger, acquisition or other "business combination" (as defined in Section 203) with us for three years following the time that person becomes an interested shareholder unless:

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  before that person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

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  upon completion of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

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  following the transaction in which that person became an interested shareholder, the business combination was approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder. Under Section 203, these restrictions also do not apply to specified types of business combinations proposed by an interested shareholder if:

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  the business combination proposed by the interested shareholder follows the announcement or notification of an extraordinary transaction involving us and a third person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of our directors; and

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  the extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested shareholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

        Shareholders Agreement.    We are party to a shareholder agreement with Asbury Automotive Holdings and some of the former owners of our dealership groups and members of their management teams. Asbury Automotive Holdings currently owns 53.8% of our common stock. The other parties to the shareholders agreement (who, together with Asbury Automotive Holdings, collectively own 71.6% of our common stock) are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

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  persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings' nominees); and

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  any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

These other parties have the right to cause Asbury Automotive Holdings to vote for at least one nominee of theirs to the board of directors if the total number of directors (excluding directors that are our employees) on the board of directors is six or less and at least two such nominees if such number of directors is more than six.

        Ripplewood's representatives on our Board of Directors are Timothy C. Collins and Ian K. Snow. We were formed in 1994 by then-current management and Ripplewood (formerly known as Ripplewood

Holdings L.L.C.), the general partner of Ripplewood. Mr. Collins founded Ripplewood in 1995 and continues to serve as its senior managing director and chief executive officer. Mr. Snow joined Ripplewood in 1995 and he is currently a managing director. Mr. Collins and Mr. Snow expressly disclaim beneficial ownership of any shares held by Ripplewood except to the extent of their pecuniary interest in them. Mr. Collins has served as a member of our Board of Directors since 1996 and Mr. Snow has served as member of our Board of Directors and the Chairman of our Compensation Committee since 1996 and as a member of the Governance and Nominating Committee since February 2005. Mr. Collins and Mr. Snow do not receive a retainer or fees for service on our Board of Directors or Compensation Committee.

        Each of the voting obligations in favor of Asbury Automotive Holdings and the certain other owners of our equity described above will terminate on the first to occur of:

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  March 13, 2007, the fifth anniversary of the date of our initial public offering;

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  two years after the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 20%; and

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  the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 5%.

        Pursuant to the shareholders agreement, we granted Asbury Automotive Holdings certain registration rights, in which we agreed that, subject to certain limitations, we would register for resale under the Securities Act of 1933, as amended, the shares of our common stock owned by them. This prospectus covers the offer and sale of up to 17,550,743 shares of our common stock by Asbury Automotive Holdings and 5,748,055 shares by other parties to the shareholders agreement.

        Pursuant to those registration rights provisions, we agreed to indemnify the selling stockholders against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or in this prospectus, other than liabilities arising from information supplied by the selling stockholders for use in connection with the registration statement or this prospectus. The selling stockholders have agreed to indemnify us against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement or in this prospectus to the extent that the misstatements or omissions were made in reliance upon written information furnished to us or by the selling stockholders expressly for use in connection with the registration statement or this prospectus.

        Under those registration rights provisions, in general, we are responsible for paying the expenses of registration (other than underwriting discounts and commissions on the sale of shares), including the fees and reasonable expenses of counsel to the selling stockholders.

Limitation of Liability of Officers and Directors—Indemnification

        Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers' and directors' fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of our officers and directors to us or our shareholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability (i) for any breach of the officer's or director's duty of loyalty to us or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

Transfer Agent and Registrar

        The transfer agent and registrar of the common stock is EquiServe Trust Company, N.A.

SELLING STOCKHOLDERS

        The following table sets forth, as of the date of this prospectus, the names of the persons that may be selling stockholders under this prospectus and the maximum number of shares of common stock that each such person may sell using this prospectus based on the number of shares they owned on March 9, 2005. Each sale of shares by any selling stockholder may, if required, be accompanied by a supplement to this prospectus setting forth the name of the selling stockholder using that prospectus supplement, the number of shares being sold and a supplemental plan of distribution describing the specific manner of sales of those shares.

        We have prepared the table based on information given to us by, or on behalf of, the selling stockholders on or before March 9, 2005. Because the selling stockholders may offer, pursuant to this prospectus, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the selling stockholders upon consummation of any sales.

	Common Stock Covered by this Prospectus
Name of Beneficial Owner
	Shares	Percent(15)
Ripplewood Partners L.P.(1)	8,954,900	27.5%
Freeman Spogli & Co.(2)(3)	8,595,843	26.4%
Asbury Automotive Holdings L.L.C. (1)(2)	17,550,743	53.8%
John R. Capps	383,200	1.2%
Charles (C.B.) Tomm & Anita deSaussere Tomm, Tenants by the Entireties(4)	125,100	*
Luther W. Coggin Revocable Trust u/a/d 12/13/94, Luther Coggin, Trustee(5)	249,756	*
Michael Kearney(6)	56,647	*
Noel Daniels(7)	38,750	*
SLT/TAG Inc.(8)	385,900	1.2%
DMCD Autos Irving, Inc.(9)	754,867	2.3%
DMCD Autos Houston, Inc.(9)	174,326	*
Robert E. Gray	329,378	1.0%
Gibson Family Partnership LP(10)	33,840	*
Steven Inzinna	19,375	*
JIW Enterprises, Inc.(11).	1,280,037	3.9%
JIW Fund I LLC(11)	117,554	*
Thomas F. McLarty III(12)	454,114	1.4%
C.V. Nalley III(13)	1,035,759	3.2%
Clarence V. Nalley III(13)	225,000	*
The 2004 Nalley Annuity Trust(13)	100,000	*
Nancy D. Noble(14)	41,099	*

*
Less than 1%.

(1)
Represents shares owned by Asbury Automotive Holdings L.L.C. Ripplewood Partners L.P. is the owner of approximately 51% of the membership interests of Asbury Automotive Holdings L.L.C. and is deemed to be a member of a group that owns the shares of Asbury Automotive Holdings L.L.C., and is a party to the shareholders agreement described in "Description of Capital Stock—Certain Anti-takeover and Other Provisions of the Charter and Bylaws—Shareholders Agreement". The address of Ripplewood Partners, L.P. is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. Under the terms of the Shareholders Agreement, Ripplewood Partners L.P., through its control over Asbury Automotive Holdings L.L.C., has voting control over 71.6% of our outstanding common stock prior to any offering pursuant to this prospectus.

(2)
Represents shares owned by Asbury Automotive Holdings L.L.C., FS Equity Partners III, L.P., FS Equity Partners International L.P. and FS Equity Partners IV, L.P., investment funds affiliated with Freeman Spogli & Co., are the owners of approximately 49% of the membership interests of Asbury Automotive Holdings L.L.C. and are deemed to be members of a group that own the shares of Asbury Automotive Holdings L.L.C., and are parties to the shareholders agreement described in "Description of Capital Stock—Certain Anti-takeover and Other Provisions of the Charter and Bylaws—Shareholders Agreement." The business address of Freeman Spogli & Co., FS Equity Partners III, FS Equity Partners IV is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International L.P. is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.

(3)
Address: c/o Freeman Spogli & Co. Inc. at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

(4)
Does not include 83,939 shares issuable upon the exercise of options, all of which are exercisable within 60 days of March 9, 2005. Mr. Tomm is one of our directors.

(5)
Represents 249,756 shares held by a family trust for the benefit of Luther W. Coggin. Charles B. Tomm is the trustee of this trust and disclaims any beneficial ownership of the shares held by the trust. The address of The Luther W. Coggin Revocable Trust is c/o Coggin Automotive Group, 4306 Pablo Oaks Court, Jacksonville, Florida 32224.

(6)
Does not include 83,939 shares issuable upon the exercise of options, all of which are exercisable within 60 days of March 9, 2005. Mr. Kearney's address is c/o Crown Automotive Group, 3633-C West Wendover Avenue, Greensboro, North Carolina 27407.

(7)
Does not include 6,894 shares issuable upon the exercise of options, all of which are exercisable within 60 days of March 9, 2005.

(8)
Address: c/o Morris Galen, Tonkon Torp L.L.P., 1600 Pioneer Tower, 888 SW Fifth Ave., Portland, Oregon 97204.

(9)
Includes 754,867 shares of common stock held by DMCD Autos Irving, Inc. and 174,326 shares of common stock held by DMCD Autos Houston, Inc. Address: c/o McDavid Auto Group, 3600 West Airport Freeway, Irving, Texas, 75062.

(10)
Thomas R. Gibson and Sophie H. Gibson are general partners of Gibson Family Partnership, L.P. Does not include 90,909 shares issuable to Mr. Gibson, individually, upon exercise of options, all of which are exercisable within 60 days of March 9, 2005.

(11)
Represents 117,554 shares owned by JIW Fund I LLC and 1,280,037 shares owned by JIW Enterprises, Inc. Jeffrey I. Wooley, one of our directors, is a principal of JIW Fund I LLC and JIW Enterprises, Inc., and beneficially owns the shares held by these entities.

(12)
Mr. McLarty is one of our directors.

(13)
Represents 1,260,759 shares owned by Clarence V. Nalley, III as an individual and 100,000 shares owned by The 2004 Nalley Annuity Trust, of which Mr. Nalley is the trustee. The address of Mr. Nalley and The 2004 Nalley Annuity Trust is c/o Nalley Companies, 87 West Paces Ferry Road, Atlanta, Georgia 30305.

(14)
Does not include 12,606 shares issuable upon the exercise of options, all of which are exercisable within 60 days of March 9, 2005.

(15)
Based on 32,600,821 shares of our common stock outstanding (net of 1,586,587 treasury shares) as of March 9, 2005.

PLAN OF DISTRIBUTION

        The selling stockholders may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale by the selling stockholders of the securities. See "Use of Proceeds". We will pay all costs, expenses and fees in connection with the registration of the shares of common stock, including fees of our counsel and accountants, fees payable to the SEC and reasonable fees of counsel to the selling stockholders. We estimate those fees and expenses to be approximately $750,000. The selling stockholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares of common stock covered by this prospectus.

        The selling stockholders may sell the shares of common stock covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

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  in privately negotiated transactions;

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  through broker-dealers, who may act as agents or principals;

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  in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  through one or more underwriters on a firm commitment or best-efforts basis;

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  directly to one or more purchasers;

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  through agents; or

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  in any combination of the above.

        In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

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  purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

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  ordinary brokerage transactions; or

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  transactions in which the broker-dealer solicits purchasers.

        At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

        In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

        Any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933.

        The selling stockholders may enter into derivative transactions with third parties, or sell shares of common stock not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell shares of common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of common stock pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use shares of common stock received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

        We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase shares of common stock under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers' obligations, and will include any required information about commissions we may pay for soliciting these contracts.

        Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us and the selling stockholders, to indemnification by us and the selling stockholders against certain liabilities, including liabilities under the Securities Act.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Certain of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment, commercial banking, derivatives and financial advisory services to Asbury and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

        Some of the shares of common stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus.

AVAILABLE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to that registration statement. For further information with respect to us and the common stock, we refer you to the registration statement and its exhibits. We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. We maintain a website at www.asburyauto.com. With the exception of the documents we file with the Securities and Exchange Commission, the information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

INCORPORATION BY REFERENCE

        We are incorporating by reference the information that we file with the SEC, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K) until all of the shares of common stock offered by this prospectus are sold. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed "filed" with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

  •
  Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005;

  •
  Current Reports on Form 8-K filed on January 13, 2005, February 4, 2005, February 28, 2005, March 16, 2005, March 22, 2005 and March 24, 2005; and

  •
  The description of our capital stock is contained in the Registration Statement on Form S-1 dated March 13, 2002.

        Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference in this prospectus, will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supercedes the statement. Any such statement or document so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Asbury Automotive Group, Inc.
622 Third Avenue
37th Floor
New York, New York 10017
Telephone: (212) 885-2500

VALIDITY OF THE SHARES

        The validity of the shares of common stock offered hereby will be passed upon for us by Lynne A. Burgess, our general counsel.

EXPERTS

        The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 14, 2005, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

           No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

8,000,000 Shares

Asbury Automotive Group, Inc.

Common Stock

Goldman, Sachs & Co.

Deutsche Bank Securities

Wachovia Securities

Stephens Inc.

QuickLinks

MANUFACTURER DISCLAIMER
ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
BUSINESS
RECENT DEVELOPMENTS
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
CAPITALIZATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELLING STOCKHOLDERS
UNDERWRITING
Paid by the Selling Stockholders
INCORPORATION BY REFERENCE
VALIDITY OF THE SHARES
EXPERTS
TABLE OF CONTENTS
MANUFACTURER DISCLAIMER
Our Company
RISK FACTORS
Risk Factors Related To Our Dependence On Vehicle Manufacturers
Risks Related To Our Acquisition Strategy
Risks Related To Competition
Risks Related To The Automotive Industry
Other Risks Related To Our Business
General Risks Related to Investing in Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
VALIDITY OF THE SHARES
EXPERTS